RECEIVED
2004 APR 20 A 9:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 141416

04024441

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

April 14, 2004

OAO Oil Co Yukos

Attn: Special Counsel/Office of International Corporate Finance

SUPPL

Ladies and Gentlemen:

This submission is being made by YUKOS, an open joint stock company created and existing in accordance with the laws of the Russian Federation (the "Company"), as part of the Company's obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated thereunder ("Rule 12g3-2(b)").

Attached hereto are Annexes (1): brief descriptions of material events affecting the Company's business; (2): English summaries of press releases that were made public and available to shareholders and published in the mass media and on the Company's Internet site; (3): U.S. GAAP Consolidated Financial Statements for the third quarter and the first nine months of 2003. Annex 1 is required to be filed by the Company with the Federal Commission for the Securities Market of the Russian Federation (FCSM).

Sincerely,

PROCESSED
APR 21 2004
THOMSON FINANCIAL

dlw 4/20

RECEIVED
2004 APR 20 A 9:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data on changes in the list of legal persons in which the Company owns a share of participation: message of July 02, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Alnasmash" 0% to 100%; message serial number in accordance with FCSM classification - 0400198A02072003.

2. Data on changes in the list of legal persons in which the Company owns a share of participation: message of July 23, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "ALNAS RD" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A23072003.

3. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 12, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Alnasmashservice" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A12082003.

4. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 14, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Achinsk refinery of Eastern oil company" from 47.35% to 100%; message serial number in accordance with FCSM classification - 0400198A14082003.

5. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 14, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Novosibirsk oilproducts supply enterprise of Eastern oil company" from 6.3% to 45.29%; message serial number in accordance with FCSM classification - 0400198A14082003.

6. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 14, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Tomskneftegeofizika" of Eastern oil company from 0% to 38%; message serial number in accordance with FCSM classification - 0400198A14082003.

7. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 14, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company

"Tomskneft" of Eastern oil company from 57% to 100%; message serial number in accordance with FCSM classification - 0400198A14082003.

8. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 14, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Tomsknefteptoduct" of Eastern oil company from 54.17% to 100%; message serial number in accordance with FCSM classification - 0400198A14082003.

9. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 14, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Khakasnefteproduct" of Eastern oil company from 52.81% to 100%; message serial number in accordance with FCSM classification - 0400198A14082003.

10. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 15, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Tomskneftegazgeologiya" of Eastern oil company from 0% to 37.99%; message serial number in accordance with FCSM classification - 0400198A15082003.

11. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 28, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Samaraneftekhimavtomatika" from 38% to 44.28%; message serial number in accordance with FCSM classification – 0400198A28082003.

12. Data on changes in the list of legal persons in which the Company owns a share of participation: message of September 05, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Aviaterminal" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A05092003.

13. Data on changes in the list of legal persons in which the Company owns a share of participation: message of September 10, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Tomsk Scientific-research & Design Institute of oil and gas of Eastern Oil Company" from 0% to 33.78%; message serial number in accordance with FCSM classification – 0400198A10092003.

14. Data on changes in the list of legal persons in which the Company owns a share of participation: message of September 11, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Tomskgaz" from 0% to 50.93%; message serial number in accordance with FCSM classification - 0400198A11092003.

Annex 2

Forward-looking statements.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS OIL CO., SURGUTNEFTEGAS AND SAKHA REPUBLIC SIGN AGREEMENT OF UNDERSTANDING

Moscow, April 5, 2004. – Yesterday YUKOS Oil Co., Surgutneftegas and the government of the Sakha Republic (Yakutia) signed an agreement to settle the issues relating to the development of the Talakan field. Under the agreement Sakhaneftegas will sell to Surgutneftegas assets in the Talakan field, including Lenaneftegas.

'Yakutia welcomes the agreement between YUKOS Oil Co. and Surgutneftegas that is of vital importance for the people of the Sakha Republic, - stated the President of the Sakha (Yakutia) Republic Vyacheslav Shtyrov. – The agreement that will enjoy a full support of the government of the Sakha Republic proves a high level of social responsibility of the two companies and their commitment to the civilized business practices.'

'The agreement reached will allow Surgutneftegas to commence in the near future a full-scale operation in the Sakha (Yakutia) Republic complying with the interests of both the Republic and our company, - pointed out Surgut CEO Vladimir Bogdanov. – We have come to the Eastern Siberia with serious intentions and for long.'

'We are satisfied with the fact that the agreement fully reflects the interests of the parties involved – the government of the Sakha Republic as well as the former and new field operators, - emphasized YUKOS' CEO Simon Kukes. – We continue to regard Yakutia as a priority area for our operations.'

Pursuant to the Agreement Surgutneftegas and Lenaneftegas will execute various contracts whereby Lenaneftegas will be providing field operating services to Surgutneftegas. The services will among other things include drilling and oil production in the Talakan field.

YUKOS TO PURSUE ALL LEGAL OPTIONS

Moscow, March 29, 2004. - The extraordinary shareholders meeting of Sibneft that YUKOS had requested to call on March 28 was declared invalid by the organizers due to the lack of

quorum. The decision followed the cancellation by the Sibneft's registrar (ZAO Rost) of the voting ballots of YUKOS Oil Company that owns 92% of Sibneft.

'The organizers did not comply with required legal procedures when conducting the shareholder's meeting and the Yukos ballots should not have been cancelled' - said President of YUKOS Moskva Steven Theede 'Regardless of much discussed agreements between certain shareholders, management has an obligation to take all legal steps available to protect the interests of the company and all shareholders.'

Sibneft's public statements that the results of the shareholders meeting were allegedly based on certain agreements of YUKOS' core shareholders do not correspond to reality. YUKOS has never entered into any agreements regarding any specific mode of disposing the interest in Sibneft that it owns. Acting in the interests of all shareholders, YUKOS carries out management procedures in respect of Sibneft and disposes of its assets exclusively within the framework of the Russian legislation and international standards of corporate governance.

YUKOS holds Extended Management Meeting

Moscow, February 28, 2004 - Today YUKOS Oil Company held an Extended Management Meeting to consider the Company's 2003 operational activity results and to discuss the capital and operating plans for the Company for 2004 approved by the Board of Directors.

"This year's production plan and investment program are unprecedented in YUKOS' history, - said Simon Kukes, the Company's CEO. - The key management priorities for this year will be unconditional fulfillment of the targets set by the Board of Directors as well as continued improvement of investment projects efficiency and cost reduction."

The Company's crude oil and gas condensate production target for 2004 was set at 90 million metric tons (659 million bbl), including 1.8 million metric tons (13 million bbl) of YUKOS' interest in the production of equity affiliates, which is approximately 11.4% above 2003 production. The produced and associated gas production target for 2004 was set at 7.07 billion cubic meters (250 billion cubic feet), including 1.95 billion cubic meters (69 billion cubic feet) of YUKOS' interest in the production of equity affiliates, which is 25.1% higher than gas production in 2003.

Refining throughput is expected to reach 39.2 million metric tons (287 million bbl) in 2004, approximately the same level as in 2003. This includes 8.0 million tons (59 million bbl) to be refined by Mazeikiu Nafta.

Most of the Company's incremental crude oil and gas condensate production is expected to be sold internationally in 2004. International sales of crude oil are expected to increase 15.7% to 49.9 million metric tons (365 million barrels) in 2004. International sales of petroleum products are expected to reach 18.8 million metric tons (136 million barrels), 3.9% more than in 2003 mainly as a result of higher expected sales of petroleum products at Mazeikiu Nafta. Sales of

petroleum products on the Russian domestic market in 2004 are expected to decrease by 5.1% from 2003 levels to 17.0 million metric tons (126 million barrels).

Exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta are expected to reach 57.7 million metric tons (422 million barrels) in 2004, 17.3% more than in 2003. Exports of petroleum products, excluding sales of Mazeikiu Nafta, are expected to decrease by 3.8% from 2003 levels to 11.4 million metric tons (80 million barrels) in 2004. Approved capital expenditures for 2004 are planned to reach approximately USD 1.9 billion compared to the about USD 1.7 billion on a US GAAP basis expected for 2003, excluding acquisitions but including approximately USD 300 million for business development activities. Capital expenditures for refining and marketing are expected to increase from the USD 336 million expected in 2003 to USD 586 million targeted in 2004 primarily due to higher investments in refinery modernization aimed at improvement of refinery mix and compliance with new product specifications as well as higher investments in transportation infrastructure development and investment in gasoline stations. Corporate and other capital expenditures are expected to be USD 30 million in 2004 compared to USD 97 million in 2003.

The above data does not include the operational plans and expected results of OAO Sibneft. YUKOS completed the acquisition of 92% of OAO Sibneft in October 2003 and currently intends to consolidate the financial and operational results of this subsidiary starting from the acquisition date, however, Sibneft has not yet provided YUKOS with the information necessary to consolidate the Sibneft operating and capital expenditures plans for 2004 or the results of 2003.

Statement of the Board of Directors of YUKOS Oil Company

Moscow, February 27, 2004 -The Board of Directors of YUKOS Oil Company at its meeting held on February 26, 2004 approved the cash capital expenditures budget and financial plan for 2004 and set a target of 90 million tons for crude oil production (an approximate 11% increase over 2003). Cash capital expenditures are planned at $1.9 billion (approximately 1% over 2003), including a significant amount for business development projects.

In addition the board declined a demand from one of the former core shareholders of Sibneft to convene an Extraordinary General Meeting of shareholders of YUKOS Oil Company. The proposed agenda for the Meeting included consideration of a sale-purchase transaction of the shares of Sibneft owned by YUKOS. The proposed agenda also included approval of a decrease in the charter capital of YUKOS, supposedly in the event a sale-purchase transaction is consummated. None of the terms of such a transaction nor the identity of the buyer were specified in the demand.

The board determined that, at this time, it is not entitled to convene an Extraordinary General Meeting of Shareholders to consider the proposed agenda because of a recent decision by the Arbitration Court of Moscow in the suit brought by two Millhouse affiliates against the Federal Securities Commission and YUKOS seeking to overturn the Commission's prior approval of the issuance of YUKOS shares in exchange for 57.46% of Sibneft's shares. The affected shares were

part of the share exchange between YUKOS and certain core shareholders of Sibneft closed in October 2003.

The recent Arbitration Court decision imposes a prohibition on the transfer of both the YUKOS and Sibneft shares involved in that part of the share exchange until a final decision in the case is made by the Court.

Seeking to comply with the Court order, and in the best interests of all shareholders, the YUKOS board declined to call a shareholders meeting until such final Court decision is made and is effective.

YUKOS and Gazprom management discuss prospects for cooperation on gas

Moscow, February 17, 2004 - A working meeting took place today at the head offices of OAO Gazprom between Management Committee Chairman Alexey Miller and Simon Kukes, Chairman of the YUKOS Oil Company Management Board and Board of Directors.

They discussed the prospects for the two companies' cooperation on gas in view of YUKOS' plans to develop its gas business. YUKOS produced 5.65 billion cubic meters of gas in 2003. However, the Company plans to be producing 15 billion cubic meters of gas annually as early as the end of 2005, 40 billion cubic meters by 2010, and 50 billion cubic meters by 2015.

"In order to realize our plans for the development of the gas business, we intend to actively develop relations with Gazprom," announced Simon Kukes. "Close cooperation with the company that is the leader in the gas sector will allow us to attain the targets we have set."
"We are conducting an open dialogue and are ready for cooperation with all independent gas producers," said Gazprom Management Committee Chairman Alexey Miller. "Together with this, such cooperation can be built only on civilized principles. We are speaking of the introduction of long-term contracts for the purchase of gas, the participation of independent gas producers in the reconstruction, modernization, and creation of new gas transport capacity, the improvement of rules of access to the gas transport system that prescribe bilateral obligations to ensure and pay for transport. All market participants must have not only equal rights, but obligations as well. Only under this condition will it be possible to build a civilized gas market in Russia."

YUKOS' crude oil production up 16.3% in 2003

Moscow, February 11, 2004 - YUKOS Oil Company today released its preliminary consolidated operating results for the fourth quarter and full year of 2003.

<u>Full Year 2003 vs. Full Year 2002</u>

YUKOS' production was 80.8 million metric tons (591 million barrels) of crude oil and gas condensate, including 0.8 million metric tons (5.9 million barrels) of YUKOS' interest in production of equity affiliates in 2003, which is 16.3% more than in 2002. Refinery throughput increased by 15.7% in 2003 to 38.1 million metric tons (279 million barrels) primarily as a result of consolidation into the Company's operating results of 7.2 million metric tons (52 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in 2003.

"YUKOS achieved impressive operating results in 2003, however, production came in slightly below the original target. The management will have to carefully analyze the reasons for the production shortfall and make sure that the operational targets for 2004, to be approved by Board of Directors on February 26, are unconditionally met", said YUKOS' Chairman and CEO Simon Kukes.

Gas production increased from 2.39 billion cubic meters (84.3 billion cubic feet) in 2002 to 5.65 billion cubic meters (199.7 billion cubic feet) in 2003, including 0.86 billion cubic meters (30.4 billion cubic feet) of YUKOS' interest in the production of equity affiliates, primarily due to inclusion into the Company's operating results of Sakhaneftegas production and YUKOS' interest in Rospan production.

In 2003 international sales of crude oil were 43.0 million metric tons (314 million barrels), an increase of 21.1% over 2002. Excluded from international sales of crude oil were 7.0 million metric tons (51 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta and other intercompany sales. International sales of petroleum products were at a level of 18.1 million metric tons (131 million barrels) in 2003, which is 47.5% higher than in 2002 primarily as a result of inclusion into the Company's international petroleum product sales of 6.5 million metric tons (50 million barrels) sold by Mazeikiu Nafta in 2003. Sales of petroleum products on the Russian domestic market in 2003 were 17.9 million metric tons (136 million barrels), which is 4.0% lower than in 2002.

In 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 49.2 million metric tons (359 million barrels), an increase of 33.6% over 2002. Exports of petroleum products outside the territory of the Russian Federation were 11.9 million metric tons (83 million barrels) in 2003, an increase of 15.1% over 2002.

The light product yield at Company refineries, including Mazeikiu Nafta, was 60.60% in 2003, compared to 58.78% in 2002. Excluding Mazeikiu Nafta, the light product yield was 57.84% in 2003.

YUKOS drilled 1,036.6 thousand meters of production wells in 2003, 10.1% more than in 2002 excluding YUKOS' interest in equity affiliates. Placed on stream in 2003 were 356 new wells compared to 335 in 2002, excluding YUKOS' interest in equity affiliates.

Fourth Quarter 2003 vs. Fourth Quarter 2002

YUKOS' production was 21.2 million metric tons (155 million barrels) of crude oil and gas condensate, including 0.3 million metric tons (2.6 million barrels) of YUKOS' interest in production of equity affiliates in the fourth quarter of 2003, which is 10.5% more than in the corresponding period of 2002. Refinery throughput increased by 0.9% in the fourth quarter of 2003 to 9.7 million metric tons (71 million barrels).

Gas production increased from 0.78 billion cubic meters (27.7 billion cubic feet) in the fourth quarter of 2002 to 1.72 billion cubic meters (60.7 billion cubic feet) in the fourth quarter of 2003, including 0.29 billion cubic meters (10.2 billion cubic feet) of YUKOS' interest in production of equity affiliates, primarily due to inclusion into the Company's operating results of Sakhaneftegas production and YUKOS' interest in Rospan production.

In the fourth quarter of 2003 international sales of crude oil were 10.6 million metric tons (78 million barrels), an increase of 18.2% over the same period in 2002. Excluded from international sales of crude oil were 2.2 million metric tons (16 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta and other intercompany sales. International sales of petroleum products were at a level of 4.7 million metric tons (34 million barrels) in the fourth quarter of 2003, which is 6.5% higher than in the fourth quarter of 2002. Sales of petroleum products on the Russian domestic market in the fourth quarter of 2003 were 4.1 million metric tons (32 million barrels), which is 17.3% lower than in the same period of 2002.

In the fourth quarter of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 13.0 million metric tons (95 million barrels), an increase of 23.2% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were 3.1 million metric tons (21 million barrels) in the fourth quarter of 2003, an increase of 16.3% over the same period in 2002.

The light product yield at Company refineries, including Mazeikiu Nafta, was 61.16% in the fourth quarter of 2003, compared to 61.42% in the fourth quarter of 2002. Excluding Mazeikiu Nafta, the light product yield was 57.87% in the fourth quarter of 2003.

YUKOS drilled 200.0 thousand meters of production wells in the fourth quarter of 2003, 13.1% less than in the fourth quarter of 2002 excluding YUKOS' interest in equity affiliates. Placed on stream in the fourth quarter of 2003 were 76 new wells compared to 89 in the fourth quarter of 2002 excluding YUKOS' interest in equity affiliates.

The above operational data for the fourth quarter and full year 2003 does not include operational results of OAO Sibneft. YUKOS completed the acquisition of 92% of OAO Sibneft in October 2003 and currently intends to consolidate the financial and operational results of this subsidiary starting from the acquisition date, however, Sibneft has not yet provided YUKOS with the information necessary to consolidate the Sibneft operating results for the fourth quarter of 2003.

Table 1: YUKOS preliminary operational results for the full year of 2003

	Twelve months ended December 31,		Twelve months ended December 31,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, including YUKOS' interest in equity affiliates	80.8	69.5	591	508	16.3%
YUKOS' interest in production of equity affiliates	0.8	0	5.9	0	n.a.
Refinery throughput	38.1	32.9	279	241	15.7%
Crude and petroleum product sales	79.5	68.1	585	499	16.6%
International sales of crude oil	43.0	35.5	314	259	21.1%
International sales of petroleum products	18.1	12.3	131	87	47.5%
Domestic petroleum product sales	17.9	18.7	136	140	-4.0%
Exports of crude oil outside the territory of the Russian Federation**	49.2	36.8	359	270	33.6%
Exports of petroleum products outside the territory of the Russian Federation**	11.9	10.3	83	74	15.1%

Table 2: YUKOS preliminary operational results for the fourth quarter of 2003

	Three months ended December 31,		Three months ended December 31,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, including YUKOS' interest in equity affiliates	21.2	19.1	155	140	10.5%
YUKOS' interest in production of equity affiliates	0.3	0	2.6	0	n.a.
Refinery throughput	9.7	9.6	71	70	1.0%
Crude and petroleum product sales	19.5	18.8	144	139	3.5%
International sales of crude oil	10.6	9.0	78	66	18.2%
International sales of petroleum products	4.7	4.4	34	32	6.5%
Domestic petroleum product sales	4.1	5.0	32	38	-17.3%
Exports of crude oil outside the territory of the Russian Federation**	13.0	10.5	95	77	23.2%
Exports of petroleum products outside the territory of the Russian Federation**	3.1	2.6	21	17	16.3%

* Percentage changes and volume data in barrels were calculated from the volume data in metric tons before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.

** Exports of crude oil and petroleum products mean sales made by YUKOS companies domiciled in Russia to foreign companies (both external foreign companies and YUKOS companies domiciled outside Russia) for use outside the territory of the Russian Federation. International sales of crude oil and petroleum products mean sales made by all YUKOS companies included in YUKOS consolidated US GAAP financial statements to external foreign companies for use outside the territory of the Russian Federation. External foreign companies mean foreign companies which are not included in YUKOS consolidated US GAAP financial statements.

Mikhail Brudno relieved of his duties as President of YUKOS RM

Moscow, February 2, 2004 - Being guided by a YUKOS Oil Company Board of Directors recommendation that no shareholders should interfere in the Company's operational management, the YUKOS Oil Company Management Board adopted a decision today to relieve Mikhail Brudno of his duties as President of YUKOS RM and as a Member of the Management Board.

"The Company is grateful to Mikhail Brudno for his significant contributions to the establishment and development of the Company," declared Chairman of the YUKOS Oil Company Management Board Simon Kukes. "The decision to relieve Mikhail Brudno is dictated primarily by our commitment to strictly adhere to international standards of corporate governance, guaranteeing the full independence of the operational management of YUKOS Oil Company in the interests of all shareholders."

Peter Zolotarev has been appointed Acting President of YUKOS RM as of 2 February 2004.

Mikhail Borisovich Brudno owns 7% of the shares in Group MENATEP Limited, which represents the interests of YUKOS Oil Company's core shareholders.

Peter Sergeyevich Zolotarev was born on 30 June 1965. He graduated from the S. Ordzhonikidze Moscow Aviation Institute (major - Engineer-Economist), the G.V. Plekhanov Russian Economic Academy, the Petroleum Institute (London), and the International Management Development School (Lausanne). In 1993-1997, he headed the budgeting group and held the post of financial director at Occidental Petroleum CIS and Occidental CIS Service. In 1997-1999, he was the financial director of the company Â«DEALINEÂ». Since 1999, he headed the Financial Service and the Department of Consolidated Financial Reporting and Planning at YUKOS-Moscow. Since 2002, he has been Vice-President and First Vice-President for Economics and Finance at YUKOS RM.

YUKOS Oil Company retains consultants for negotiations with former Sibneft core shareholders

Moscow, February 2, 2004 - In connection with negotiations concerning a possible purchase of 92% of the shares in OAO Sibneft by the former core shareholders of this company, and in compliance with international standards of corporate governance, YUKOS Oil Company has retained Credit Suisse First Boston as financial consultants and Cleary Gottlieb, Steen & Hamilton as legal consultants.

The above consultants have been retained in order to ensure that the interests of all YUKOS Oil Company shareholders are observed unconditionally.

As was reported earlier, JP Morgan Chase and Squire, Sanders & Dempsey have been retained as financial and legal consultants, respectively, of the YUKOS Oil Company Board of Directors,

which is responsible for monitoring and approving the conditions of the purchase of 92% of the shares in OAO Sibneft.

YUKOS Oil Company sets earning record in the third quarter and the first nine months of 2003

Moscow, January 30, 2003 - YUKOS Oil Company ("YUKOS" or the "Company") today reported its unaudited consolidated financial results for the third quarter and the first nine months of 2003 prepared in accordance with US GAAP.

Third Quarter and First Nine Months of 2003 Financial and Operational Highlights

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
	2003	**2002**	**2003**	**2002**
Sales and other operating revenues (millions USD)	4,476	3,378	12,199	7,949
Net income (millions USD)	1,324	850	3,546	2,070
Earnings per share, basic and diluted (USD)	0.62	0.39	1.65	0.96
Crude oil production, including YUKOS' interest in equity affiliates (millions metric tons)	20.7	18.0	59.7	50.3
Crude oil production, including YUKOS' interest in equity affiliates (millions barrels)	151.1	131.6	436.4	368.0
Refining throughput (millions metric tons)	10.3	8.2	28.4	23.4
Refining throughput (millions barrels)	75.3	60.1	207.9	170.8

"In the third quarter and the first nine months of 2003, the Company posted the best financial results ever reported in its quarterly US GAAP financial statements. The Company again demonstrated high efficiency and the ability of its management to achieve the targets regardless of the worsening external environment, and, in particular, abnormally extensive inspections by the regulatory agencies. YUKOS continues to be the leader in Russian oil industry", said YUKOS' Chairman and CEO Simon Kukes.

Sales and other operating revenues reached USD 4.476 billion in the third quarter of 2003, a 32.5% increase compared to the same period of 2002 as a result of higher production volumes and generally higher realized prices. Sales and other operating revenues reached USD 12.199 billion for the first nine months of 2003, a 53.5% increase compared to the same period of 2002.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) were USD 1.673 billion in the third quarter of 2003, compared to USD 1.378 billion in the same period of 2002 and USD 4.575 billion in the first nine months of 2003 compared to USD 3.064 billion in the first nine months of 2002 (see reconciliation of EBITDA to net income in table below).

Net income for the third quarter of 2003 was USD 1.324 billion versus USD 850 million in the same period of 2002. Net income for the first nine months of 2003 was USD 3.546 billion versus USD 2.070 billion in the same period of 2002.

YUKOS' crude oil production, including its interest in production of equity affiliates, was 20.7 million metric tons (151.1 million barrels) in the third quarter of 2003, which is 14.7% more than in the corresponding period of 2002. Refinery throughput increased by 25.2% in the third quarter of 2003 to 10.3 million metric tons (75.3 million barrels) mainly as a result of consolidation of Mazeikiu Nafta's operating and financial results. YUKOS' crude oil production including its interest in production of equity affiliates was 59.7 million metric tons (436.4 million barrels) in the first nine months of 2003, which is 18.5% more than in the corresponding period of 2002. Refinery throughput increased by 21.7% in the first nine months of 2003 to 28.4 million metric tons (207.9 million barrels) compared to 23.4 million metric tons (170.8 million barrels) in the first nine months of 2002.

YUKOS continued to grow international sales in the third quarter of 2003, which increased year on year by 25.4% and reached 16.5 million metric tons (120.4 million barrels) of crude oil and oil products combined in the third quarter 2003. In the first nine months of 2003 international sales of crude oil and oil products were 45.8 million metric tons (333.6 million barrels), compared to 34.4 million metric tons (248.5 million barrels) in the same period of 2002.

Operating expenses were USD 566 million in the third quarter of 2003 compared to USD 356 million in the same quarter of 2002 and USD 1,548 million in the first nine months of 2003 compared to USD 1,024 million in the nine months of 2002. Operating expenses increased in the third quarter of 2003 compared to the same period of 2002 mainly a result of higher transportation costs to our refineries (which included transportation costs to Mazeikiu Nafta refinery in the amount USD 46 million in the third quarter) consolidation of operating expenses of recently acquired entities (which contributed USD 80 million to the operating expenses increase), higher salaries and certain other operating expenses, which increased due to higher production and refining volumes.

Upstream and downstream operating costs per barrel remained at very competitive levels contributing to the profitability of the Company's operations. Compared to the same periods of 2002, however, costs went up driven primarily by continued real appreciation of the Russian Ruble against the U.S. Dollar, increased interim bonus, accrual of 2003 annual bonuses not accrued in 2002, and the consolidation of AB Mazeikiu Nafta. Average lifting costs in the third quarter of 2003 were USD 1.66 per barrel of oil equivalent, 14.5% higher than in the same period of 2002 and refining operating costs were USD 1.46 per barrel, 32.7% higher than in the same period of 2002. Average production lifting costs in the first nine months of 2003 were USD 1.54 per barrel of oil equivalent, 10.0% higher than in the same period of 2002, and refining operating costs were USD 1.40 per barrel, 25.0% higher than in the same period of 2002.

Distribution expenses were USD 605 million in the third quarter of 2003 compared to USD 452 million in the same quarter of 2002 and USD 1,652 million in the first nine months of 2003 compared to USD 1,068 million in the nine months of 2002. This increase reflected significant growth of export volumes, transportation tariff increases and a higher share of rail and marine shipments in the transportation mix.

Selling, general and administrative expenses were USD 337 million in the third quarter of 2003 compared to USD 207 million in the same quarter of 2002 and USD 912 million in the first nine months of 2003 compared to USD 539 million in the nine months of 2002 primarily due to consolidation of costs of recently acquired companies, recognition of costs related to stock options as well as increases in salaries, performance bonuses, contributions, social payments and advertising expenses.

Taxes other than income tax were USD 1.243 billion in the third quarter of 2003, which represents an increase of 45.2% versus the corresponding period of 2002 primarily as a result of increases in the oil price-sensitive export duties and the unified production tax as well as increases in excise taxes mostly due

to the consolidation of Mazeikiu Nafta's financial results. Taxes other than income tax were USD 3.422 billion in the first nine months of 2003, 69.0% higher than USD 2.025 billion in the nine months of 2002.

On the third quarter of 2003, the Company recorded total taxes of USD 1.491 billion (total of income taxes and taxes other than income tax, excluding VAT and social security taxes) versus USD 1.347 billion in the same period of 2002. In the first nine months of 2003, total taxes recorded were USD 4.235 billion versus 2.932 billion in 2002.

In the third quarter of 2003 YUKOS' net cash capital expenditures were USD 388 million compared to USD 374 million in the same period of 2002. Of these amounts, net cash capital expenditures in upstream in the third quarter of 2003 were USD 292 million and net downstream and other cash capital expenditures were USD 96 million, compared to USD 213 million and USD 161 million respectively in the same period of 2002. In the first nine months of 2003 YUKOS' net cash capital expenditures were USD 1,243 million compared to USD 949 million in the same period of 2002. Of these amounts, net cash capital expenditures in upstream in the first nine months of 2003 were USD 931 million and net downstream and other cash capital expenditures were USD 312 million, compared to USD 656 million and USD 293 million respectively in the same period of 2002.

In the first nine months of 2003 the cash flow and balance sheet of the Company were significantly affected by transactions related to the acquisition of 92% of OAO "Sibneft". In May and August 2003, the Company made two cash payments of USD 1.25 billion and USD 500 million, respectively, for the acquisition of 20 percent less one share of Sibneft. A further USD 1.25 billion, which was fully paid in October 2003, was recorded within other accounts payable in the Consolidated Balance Sheet as of September 30, 2003. Related to the acquisition, the Company repurchased 223.2 million treasury shares in September 2003 through an open tender and paid USD 2.08 billion for treasury shares in September. The remaining USD 1.61 billion payable for the purchase of shares was recorded within other accounts payable in the Company's Consolidated Balance Sheet as of September 30, 2003, and the Company fully paid this remaining amount in cash in October 2003.

Cash, cash equivalents and marketable securities as of September 30, 2003 were USD 3.210 billion compared to USD 3.995 billion at December 31, 2002. Combined long-term and short-term debt increased from USD 499 million at the end of 2002 to USD 1.627 billion at September 30, 2003 primarily as a result of the arrangement of USD 1.0 billion pre-export facility term loan in September 2003. The Company raised a further USD 1.6 billion loan facility on essentially identical terms in October 2003.

The full set of financial statements and notes thereto as well as management's discussion and analysis of the third quarter and the first nine months of 2003 results are available on the Company's web site www.yukos.com.

Statement by the Chairman of the Board of Directors of Yukos Oil Company, Simon Kukes

Moscow, January 29, 2004 - At a special meeting held today, the Yukos Board of Director heard reports from management on various issues facing the Company, including the Sibneft merger situation and government tax claims.

The Board expressed its full confidence in the management. It also reiterated its commitment to abide by the highest principles of good corporate governance. The board also reiterated that it will not tolerate direct interference by any core shareholder in the functioning of the company. It will take any necessary actions to assure that executive management is independent. The Board of Directors has also appointed Steven Theede, President of Yukos-Moscow, as the Executive Secretary of the Board to ensure tight interaction between the Board and Management.
The Board also approved the retention of Squire, Sanders & Dempsey as special counsel to the Board and JP Morgan as financial adviser to the Board.

The Board also directed management to continue negotiations with former core shareholders of Sibneft in order to determine how best to implement the merger. The company has called an EGM of its subsidiary Sibneft to be held on March 28, 2004. The agenda includes amendments to the Sibneft Charter and election of a new Board of Directors of Sibneft.

The results of the Company's production activity will be announced before February 12, 2004. The Company's tentative 2004 production plan will be approved at the February 26, 2004 Board meeting.

YUKOS' response to the Tax Ministry

Moscow, January 14, 2003 - YUKOS Oil Company has sent to the Tax Ministry objections against the Act of Tax Audit provided to YUKOS on December 29, 2003 that accuses YUKOS of designing an unlawful (as the Tax Ministry maintains) tax minimization scheme. In the objections against the Act that YUKOS sent to the Tax Ministry, YUKOS is demanding that the Tax Ministry adopt a resolution that all charges of tax wrongdoing alleged in the Act be dropped without any penalties for the Company.

YUKOS' position is that the allegations of the audit presented in the Act clearly conflict with the Constitution of the Russian Federation, the legal position of the Constitutional Court of the Russian Federation and various provisions of the Tax Code. In YUKOS' opinion the Act of Tax Audit is conspicuously biased and accusatory.

The Act of the Tax Audit contains an unlawful and unproven opinion that the company can be made liable for payment of taxes calculated independently by tax authorities on the basis of economic activity results of many independent organizations.
The Act contains illegitimate and incorrect allegations regarding the related party status of YUKOS and several business entities which have resulted in an unprecedented attempt to directly charge YUKOS, the taxpayer being audited, with increased tax payments that various organizations allegedly failed to pay.

The audit was conducted with numerous procedural irregularities. YUKOS was not given access to all documents supporting the charges, the findings related to the allegedly related parties were not attached to the Act, and non-disclosure rules of the Tax Code were grossly violated. Also, there can be no application of a penalty to YUKOS because of the statute of limitation.

Such egregious and groundless tax claims that make one company liable for the activities of a host of unrelated parties have no precedents in Russian practice.

In YUKOS' opinion the deliberately unlawful claims leveled against the Company not only compromise the government agencies, but also make highly questionable the sheer possibility of fair business in Russia. YUKOS considers the actions of the Tax Ministry as an unconscionable attempt to create a fictitious threat regarding the Company's financial stability and thereby put pressure on its shareholders, creditors, employees and partners.

YUKOS as a large and diligent Russian taxpayer, whose activity has never before been questioned by tax authorities on substantial issues, rejects all tax evasion charges. In case a resolution should be made to collect the alleged increased taxes and phantom penalty from YUKOS, YUKOS will immediately appeal such resolution in court as absolutely unlawful and groundless.

Statement from YUKOS Oil Company

Moscow, December 30, 2003 - In connection with the charges made against our Company by the Ministry of Taxation, YUKOS Oil Company deems it necessary to make the following statement.

The tax audit of the Company, which served as the basis for the accusations that YUKOS had unlawfully minimized tax payments, began on 15 December 2003 and ended on 29 December 2003. The official certificate of audit was handed to the Company on that same day. The audit claims that the Company owes additional payments in an amount "in excess of 98 billion rubles" in connection with the fiscal year 2000.

The additional claim stems from income earned by several dozen independent organizations in the course of their business activities, which the tax audit has now treated as part of YUKOS Oil Company's gross income. Yet, according to Company information, these organizations have already fully accounted for the sums in question to the tax authorities.
YUKOS Oil Company denies the accusations being made by the tax authorities against it and considers them groundless.
Both YUKOS Oil Company and the other organizations mentioned in the certificate of audit have paid their taxes in strict compliance with the provisions of the Russian tax legislation. Their compliance with tax legislation has been confirmed by numerous audits performed by the tax authorities of various jurisdictions.

In 2000 YUKOS Oil Company paid the highest taxes in the entire Russian oil industry relative to its size. After factoring in the claims of the tax authorities against the Company for a sum "in excess of 98 billion rubles," YUKOS's tax burden for fiscal 2000 would represent over 84% of its gross income - significantly greater than its profits in the year in question.

The Company is concerned about the charges of the Ministry and intends initiate legal proceedings to challenge the claim and prove the lawfulness of its actions in the appropriate courts.

OMV and Transpetrol sign contract for construction of a new crude oil pipeline

Bratislava, December 18, 2003 – OMV (Austria) and Transpetrol (Slovakia), 49% owned by YUKOS Oil Company, today signed a shareholder agreement to create a joint venture for the construction and operation of a new crude oil pipeline between Bratislava and OMV's Schwechat refinery in Austria. Construction of the 60-km long pipeline, which will have a total capacity of around 3.6 million metric tons per year, will begin before the end of 2004. The estimated investment in the project amounts to EUR 28 million.

In addition, a 10-year supply contract for 2 million metric tons of crude oil per year was signed.

"Signing the contracts today is evidence of the deep trust shown by our partners toward YUKOS as a stable and reliable supplier of Russian crude oil to the European market," said President of YUKOS RM and Managing Board Member of YUKOS Moscow Mikhail Brudno.

Gerhard Roiss, OMV Deputy CEO responsible for Refining & Marketing, emphasized the strategic importance of this project for the group: "Thanks to this contract, we will be able to directly supply our Schwechat refinery with Russian oil, in addition to the Adria-Vienna Pipeline. This supply diversification will also generate cost benefits with respect to both products and logistics."

Štefan Czucz, the CEO and Chairman of the Board of Directors of Transpetrol, said in connection with the project: "The project of building the oil pipeline connecting Bratislava and Schwechat has been on the minds of experts for nearly 13 years. I am very happy that today there are no barriers at all to its realization and that it will be Transpetrol that will join such two big and renowned energy firms as Yukos and OMV."

Deliveries will begin by January 2006, with annual volumes of about 20% of the capacity of the Schwechat refinery. Through construction of additional pumping stations, the capacity of the pipeline can be increased to 5 million metric tons per year.

Prices for the crude oil will be in line with existing oil supply contracts between YUKOS and refineries in the region.

A Memorandum of Understanding regarding the construction of the new pipeline and respective crude oil deliveries under a long-term agreement was signed by YUKOS and OMV in August.

Background information:

YUKOS is the largest fully privatized, vertically integrated oil company in Russia. Further information on Yukos is available at www.yukos.ru (in Russian) and www.yukos.com (in English).

OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is Austria's largest listed industrial company. As the leading oil and gas group in Central and Eastern Europe (CEE), OMV is active in 12 CEE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position from 9% in 2001 to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries on four continents and plans to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment, OMV has storage facilities as well as a 2,000 km pipeline system and transports 31 bcm annually to countries like Germany or Italy. The OMV Group also operates integrated chemical and petrochemical plants and holds a 25% stake in Borealis A/S, one of the world's leading polyolefins producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL-Raffinerieverbund, 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group, the largest private oil company in Romania.

Transpetrol is one of the strategic companies of the Slovak economy. Transpetrol is the only company in Slovakia operating in the area of domestic and international transit of oil via its oil pipeline network, as well as storage of oil for both commercial customers and State Resource Reserves. The oil pipeline system of Transpetrol consists of distance pipelines whose total length is 1,032 km and whose transport capacity is 21 million tons per year. In 2002 YUKOS Oil Company acquired a strategic 49-percent share in Transpetrol and the state kept a majority 51-percent share. In 2002 Transpetrol transported a total of 9,446,000 tons of oil.

YUKOS Oil Company Shareholders' Meeting approves dividend of about $2 billion

Moscow, November 28, 2003 - The Extraordinary General Meeting of Shareholders of YUKOS Oil Company today approved a dividend for the first 9 months of 2003 in the total amount of RUR 59.9 billion (about USD 2 billion) or RUR 26.78 (about USD 0.89) per one ordinary share.

By decision of the shareholders' meeting, the dividend will be paid out by February 28, 2004 to YUKOS shareholders of record as of September 25, 2003.

The shareholders' meeting preserved the wording of the Company's Charter currently in effect, and the former composition of the Board of Directors elected at the Annual General Meeting on 18 June 2003.

YUKOS' crude oil production up 18.5% in the first nine months of 2003

Moscow, 21 November 2003. YUKOS Oil Company today released its preliminary consolidated operating results for the third quarter and the first nine months of 2003.

Third Quarter 2003 vs. Third Quarter 2002

YUKOS' production was 20.7 million metric tons (151 million barrels) of crude oil and gas condensate, including 0.2 million metric tons (1.5 million barrels) of YUKOS' interest in the production of equity affiliates in the third quarter of 2003, which is 14.7% more than in the corresponding period of 2002. Refinery throughput increased by 25.2% in the third quarter of 2003 to 10.3 million metric tons (75 million barrels) primarily as a result of consolidation into the Company's operating results of 2.12 million metric tons (15.4 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the third quarter of 2003.

Gas production increased from 0.65 billion cubic meters (23.0 billion cubic feet) in the third quarter of 2002 to 1.28 billion cubic meters (45.2 billion cubic feet) in the third quarter of 2003, including 0.29 billion cubic meters (10.3 billion cubic feet) of YUKOS' interest in the production of equity affiliates, primarily due to inclusion into the Company's operating results of Sakhaneftegas production and YUKOS' interest in Rospan production.

In the third quarter of 2003 international sales of crude oil were 11.2 million metric tons (82 million barrels), an increase of 10.9% over the same period in 2002. Excluded from the international sales of crude oil were 2.09 million metric tons (15.3 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta and other intercompany sales in the third quarter of 2003. International sales of petroleum products were at a level of 5.5 million metric tons (40 million barrels) in the third quarter of 2003, which is 79.5% higher than in the third quarter of 2002 mostly as a result of inclusion into the Company's international petroleum product sales of 1.99 million metric tons (15.1 million barrels) sold by Mazeikiu Nafta. Sales of petroleum products on the Russian domestic market in the third quarter of 2003 were 4.9 million metric tons (38 million barrels), which is 11.3% higher than in the same period of 2002.

In the third quarter of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 12.5 million metric tons (92 million barrels), an increase of 26.4% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were 3.5 million metric tons (24 million barrels) in the third quarter of 2003, an increase of 16.5% over the same period in 2002.

The light product yield at Company refineries, including Mazeikiu Nafta, was 60.77% in the third quarter of 2003, compared to 57.25% in the third quarter of 2002. Excluding Mazeikiu Nafta, the light product yield was 57.64% in the third quarter of 2003.

Excluding YUKOS' interest in equity affiliates, YUKOS drilled 297.5 thousand meters of production wells in the third quarter of 2003, 18.9% more than in the third quarter of 2002. Excluding YUKOS' interest in equity affiliates, placed on stream in the third quarter of 2003 were 113 new wells compared to 83 in the third quarter of 2002.

Nine Months 2003 vs. Nine Months 2002

YUKOS' production was 59.7 million metric tons (436 million barrels) of crude oil and gas condensate, including 0.4 million metric tons (3.3 million barrels) of YUKOS' interest in the production of equity affiliates in the first nine months of 2003, which is 18.5% more than in the corresponding period of 2002. Refinery throughput increased by 21.7% in the first nine months of 2003 to 28.4 million metric tons (208 million barrels) primarily as a result of consolidation into the Company's operating results of 5.0 million metric tons (36.3 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the first nine months of 2003.

Gas production increased from 1.60 billion cubic meters (56.7 billion cubic feet) in the first nine months of 2002 to 3.94 billion cubic meters (139.2 billion cubic feet) in the first nine months of 2003, including 0.58 billion cubic meters (20.4 billion cubic feet) of YUKOS' interest in the production of equity affiliates, primarily due to inclusion into the Company's operating results of Sakhaneftegas production and YUKOS' interest in Rospan production.

In the first nine months of 2003 international sales of crude oil were 32.5 million metric tons (237 million barrels), an increase of 22.6% over the same period in 2002. Excluded from the international sales of crude oil were 4.8 million metric tons (35.3 million barrels) of intercompany sales of crude oil to Mazeikiu Nafta and other intercompany sales in the first nine months of 2003. International sales of petroleum products were at a level of 13.5 million metric tons (98 million barrels) in the first nine months of 2003, which is 71.1% higher than in the same period of 2002 primarily as a result of inclusion into the Company's international petroleum product sales of 4.5 million metric tons (34.6 million barrels) sold by Mazeikiu Nafta. Sales of petroleum products on the Russian domestic market in the first nine months of 2003 were 13.8 million metric tons (105 million barrels), which is 1.1% higher than in the same period of 2002.

In the first nine months of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 36.2 million metric tons (265 million barrels), an increase of 37.8% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were 8.8 million metric tons (62 million barrels) in the first nine months of 2003, an increase of 14.7% over the same period in 2002.

The light product yield at Company refineries, including Mazeikiu Nafta, was 60.48% in the first nine months of 2003, compared to 57.83% in the first nine months of 2002. Excluding Mazeikiu Nafta, the light product yield was 57.83% in the first nine months of 2003.

Excluding YUKOS' interest in equity affiliates, YUKOS drilled 835.2 thousand meters of production wells in the first nine months of 2003, 17.4% more than in the same period of 2002. Excluding YUKOS' interest in equity affiliates, placed on stream in the first nine months of 2003 were 281 new wells compared to 245 in the same period of 2002.

The results of Mazeikiu Nafta and Sakhaneftegas operations were consolidated into the Company's results beginning with the fourth quarter and December 2002, respectively. YUKOS' interests in the production of Rospan and the Zapadno-Malobalykskoe oilfield have been included in the production of equity affiliates beginning with the first quarter and the second quarter of 2003, respectively. Sibneft's operations will be consolidated into the Company's operational and financial results beginning with the fourth quarter of 2003.

Also released were the preliminary YukosSibneft operational targets for 2004, which are subject to further review in light of the recent tax changes announced or passed in the Russian Federation, and to final approval by the YukosSibneft Board of Directors. YukosSibneft's crude oil and gas condensate production is forecasted to reach 142 million metric tons (1.041 billion bbl), including YukosSibneft's stakes in Slavneft and other equity affiliates' production in the amount of 12 million metric tons (87 million bbl) in 2004, while gas production is forecasted at a level 13 billion cubic meters (457 billion cubic feet), including YukosSibneft's stakes in Slavneft and other equity affiliates' production of 4 billion cubic meters (124 billion cubic feet). Refinery throughput, excluding Slavneft volumes, is forecasted to reach 56 million metric tons (409 million bbl) in 2004.

Table 1: YUKOS preliminary operational results for the third quarter of 2003

	Three months ended September 30,		Three months ended September 30,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, including YUKOS' interest in equity affiliates	20.7	18.0	151	132	14.7%
YUKOS' interest in production of equity affiliates	0.2	0	1.5	0	n.a.
Refinery throughput	10.3	8.2	75	60	25.2%
Crude and petroleum product sales	21.7	17.7	160	128	22.6%
International sales of crude oil	11.2	10.1	82	74	10.9%

International sales of petroleum products	5.5	3.1	40	21	79.5%
Domestic petroleum product sales	4.9	4.4	38	33	11.3%
Exports of crude oil outside the territory of the Russian Federation**	12.5	9.9	92	73	26.4%
Exports of petroleum products outside the territory of the Russian Federation**	3.5	3.0	24	20	16.5%

Table 2: YUKOS preliminary operational results for the first nine months of 2003

	Nine months ended September 30,		Nine months ended September 30,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.*	mln bbl.*	
Crude oil production, including YUKOS' interest in equity affiliates	59.7	50.3	436	368	18.5%
YUKOS' interest in production of equity affiliates	0.4	0	3.3	0	n.a.
Refinery throughput	28.4	23.4	208	171	21.7%
Crude and petroleum product sales	60.0	49.3	442	359	21.7%
International sales of crude oil	32.5	26.5	237	194	22.6%
International sales of petroleum products	13.5	7.9	98	55	71.1%
Domestic petroleum product sales	13.8	13.7	105	102	1.1%
Exports of crude oil outside the territory of the Russian Federation**	36.2	26.3	265	192	37.8%
Exports of petroleum products outside the territory of the Russian Federation**	8.8	7.7	62	53	14.7%

* Percentage changes and volume data in barrels were calculated from the volume data in metric tons before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.
** Exports of crude oil and petroleum products mean sales made by YUKOS companies domiciled in Russia to foreign companies (both external foreign companies and YUKOS companies domiciled outside Russia) for use outside the territory of the Russian Federation. International sales of crude oil and petroleum products mean sales made by all YUKOS companies included in YUKOS consolidated US GAAP financial statements to external foreign companies for use outside the territory of the Russian Federation. External foreign companies mean foreign companies which are not included in YUKOS consolidated US GAAP financial statements.

YukosSibneft Proposed Management Board

Moscow, November 4, 2003 - The Board of Directors of YUKOS-Moscow has made a decision to form a Management Board of YUKOS. The Management Board will be responsible for coordination of all aspects of the operational and financial activities of YUKOS Oil Company. The following individuals have been elected to the Management Board.

- Simon Kukes - Chief Executive Officer
- Yuri Beilin, Deputy Chief Executive Officer, President of YUKOS EP

- Mikhail Brudno, President of YUKOS RM
- Bruce Misamore, Chief Financial Officer
- Alexander Temerko, Senior Vice President of YUKOS-Moscow
- Steven Theede, Executive Director, President of YUKOS-Moscow
- Mikhail Trushin, First Vice President of YUKOS-Moscow

It is expected that this group of managers will also be nominated by the principal shareholders of Yukos Oil Company for the Management Board of YukosSibneft subject to approval by the new YukosSibneft Board of Directors to be elected at the Extraordinary General Meeting on November 28, 2003.

Following his resignation on November 3, 2003, Mikhail Khodorkovsky does not intend to take any positions in YukosSibneft.

An announcement by the Chairman of the YUKOS Oil Company Management Board

Moscow, November 3, 2003 YUKOS Oil Company's unprecedented success has no equivalents in the history of Russian and international business.

Over the past seven years, the Company has eliminated debt arrears of $3 billion. Production costs have been reduced six-fold, while production itself has doubled. Taxes paid by the Company to all levels of government will be in excess of $5 billion this year. Over $100 million is spent annually on philanthropic programs.

We were the first Russian business to consistently implement the principles of financial transparency and socially responsible business behavior. We introduced international standards of corporate governance. We were able to achieve absolute recognition and trust on the Russian and global markets. We created the most efficient company in the country.

Over the next few years, I had set myself the goal of building an international energy company - a leader of the world economy.

But the situation that has developed today forces me to set aside my plans to continue my personal involvement in YukosSibneft's development. As a manager, I have to do all I can to pull our workforce safely out from under the blows that are being directed at me and my partners. I am leaving the Company. I am confident that the extremely professional, close-knit team of highly experienced managers, supported by the Board of Directors, will successfully handle the challenge of the globalization of YukosSibneft's business.

I would like to express my deep appreciation to everyone who took part, together with me, in building the best Company in Russia. Together, we did something that seemed unthinkable seven years ago.

My own future plans involve continuing my work as Chairman of the Management Board of the Regional Public Organization "Otkrytaya Rossiya." Its philanthropic activities support the education and upbringing of young people and civic initiatives to build an open and truly democratic society in Russia.

Wherever I may work, I will do my all for my country, Russia, in the great future of which I firmly believe.

Mikhail Khodorkovsky
Moscow, 3 November 2003

Statement of the Board of Directors of YUKOS Oil Company

Moscow, 30 October 2003 -The Board of Directors of YUKOS Oil Company expresses its full support for and confidence in the Company's management. The Board of Directors firmly believes that if open and public court hearings take place, all allegations against Mikhail Khodorkovsky and his arrest will be declared invalid.

The Board of Directors confirms that the Company cooperates with investigative authorities in strict compliance with current legislation and will continue to do so.

The Board of Directors believes that the latest events around Yukos will not have a material impact on the Company's operational and financial activities. As the acknowledged leader of the Russian oil and gas sector, YUKOS Oil Company has a strong management system and team in place. Further, the Board of Directors commends Mikhail Khodorkovsky for his significant contribution to the achievements of the Company.

The Board of Directors of YUKOS Oil Company will direct its energies to ensuring the growth of the Company's operational and financial results.

YUKOS Board of Directors recommends dividend of about $2 billion

Moscow, October 30, 2003. - The Board of Directors of YUKOS Oil Company at its meeting of October 28, 2003 approved a recommendation to the extraordinary shareholders' meeting scheduled for November 28, 2003 to approve an interim dividend of about RUR 59.9 billion (about $2 billion) for the first 9 months of 2003. The proposed dividend is the largest single dividend ever paid by a Russian company to its shareholders.

If approved by the extraordinary shareholders' meeting, the interim dividend for the first 9 months of 2003 will be RUR 26.78 (about $0.89) per one common share. The Board of Directors will also recommend to the extraordinary shareholders' meeting to pay the interim dividend by February 28, 2004 to shareholders of record as of September 25, 2003.

YUKOS earlier provided funding for an approximate $3.7 billion share buyback in 2003. The amount paid by a YUKOS subsidiary for the buyback combined with the proposed dividend, if approved, will represent a total of $5.7 billion distributed to YUKOS' more than 56,000 shareholders through these two actions.

The final dividend for 2003 is expected to be proposed to the annual general meeting of shareholders that will be held in 2004.

The Board of Directors also reviewed the following shareholder nominations for the new Board of Directors of YukosSibneft :

1. Francois Buclez
2. Sarah Carey
3. David Davidovich
4. Ronald Freeman
5. Yuri Golubev
6. Alexei Kontorovich
7. Simon Kukes
8. Bernard Loze

9. Eugene Shvidler
10. Michel Soublin
11. Eugene Tenenbaum

The new Board will be proposed for election at the extraordinary shareholders' meeting to be held on November 28, 2003. That meeting will also consider the approval of revisions to the Articles of Association of YukosSibneft which the Board of Directors approved for recommendation to shareholders at its meeting.

YUKOS-Moscow President's functions assigned to Steven Theede

Moscow, October 27, 2003. - Following the election of YUKOS-Moscow President Vasily Shakhnovsky to the Federation Council as representative of the Legislative Assembly (the Suglan) of the Evenkiya Autonomous District, his duties have been assigned to Steven M. Theede, First Vice President and COO of YUKOS-Moscow.

Vasily Shakhnovsky was elected to the upper chamber of Russia 's parliament, the Federation Council, to represent the Legislative Assembly of the Evenkiya Autonomous District by an extraordinary session of the Suglan held on October 27.

Steven Michael Theede was born on March 31, 1952 in Hutchison, Kansas, USA . In 1974, he graduated from Kansas State University with a degree in Mechanical Engineering. In 1974, Mr. Theede joined Conoco in the US and occupied positions in production, refining, and marketing at the company. Before joining YUKOS, Mr. Theede most recently held the post of President, Exploration & Production for Europe, Russia and Caspian at ConocoPhillips.

YUKOS Oil Company is the largest fully privatized vertically-integrated oil company in Russia. In 2002, YUKOS produced 69.5 million tonnes of crude oil, and refined 32.9 million tonnes. The management company for YUKOS Oil Company is OOO YUKOS-Moscow. The YUKOS upstream operations company is YUKOS EP (Yuri Beilin, President). The YUKOS downstream operations company is YUKOS RM (Mikhail Brudno, President).

YUKOS Oil Company reports strong year on year results for the second quarter and first half of 2003

Moscow, October 20, 2003. YUKOS Oil Company ("YUKOS" or the "Company") today reported its consolidated financial results for the second quarter and the first half of 2003 prepared in accordance with US GAAP and reviewed by PricewaterhouseCoopers.

Second Quarter and First Half 2003 Financial and Operational Highlights

	Three Months Ended June 30,		**Six Months Ended June 30,**	
	2003	**2002**	**2003**	**2002**
Sales and other operating revenues (millions USD)	3,825	2,562	7,723	4,571
Net income (millions USD)	955	758	2,222	1,220
Earnings per share, basic and diluted (USD)	0.44	0.35	1.03	0.57

Crude oil production, including YUKOS' interest in equity affiliates (millions metric tons)	19.7	16.7	39.0	32.3
Crude oil production, including YUKOS' interest in equity affiliates (millions barrels)	144.2	121.8	285.3	236.4
Refining throughput (millions metric tons)	8.9	7.5	18.1	15.1
Refining throughput (millions barrels)	65.0	55.1	132.6	110.7

"The first half of 2003 financial results reflect YUKOS' effective operations and strict cost control. Despite continuous tariff growth and transport infrastructure limitations, we maintain our leadership position in the Russian oil industry", said Mikhail Khodorkovsky, Chairman of the Executive Committee of the Board of Directors of YUKOS.

Sales and other operating revenues reached USD 3.825 billion for the second quarter of 2003, a 49.3% increase compared to the same period of 2002 as a result of higher production volumes and generally higher realized prices. Sales and other operating revenues reached USD 7.723 billion for the first half of 2003, a 69.0% increase compared to the same period of 2002.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) were USD 1.238 billion in the second quarter of 2003, compared to USD 1.008 billion in the same period of 2002 and USD 2.902 billion in the first half of 2003 compared to USD 1.686 billion in the first half of 2002 (see reconciliation of EBITDA to net income in table below).

Net income for the second quarter of 2003 was USD 955 million versus USD 758 million in the same period of 2002. Net income for the first half of 2003 was USD 2.222 billion versus USD 1.220 billion in the same period of 2002.

YUKOS' crude oil production, including its interest in production of equity affiliates, was 19.7 million metric tons (144.2 million barrels) in the second quarter of 2003, which is 18.3% more than in the corresponding period of 2002. Refinery throughput increased by 18.0% in the second quarter of 2003 to 8.9 million metric tons (65.0 million barrels) mainly as a result of consolidation into the Company's operating results of 1.1 million metric tons (8.2 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the second quarter of 2003. YUKOS' crude oil production including its interest in production of equity affiliates was 39.0 million metric tons (285.3 million barrels) in the first six months of 2003, which is 20.6% more than in the corresponding period of 2002. Refinery throughput increased by 19.8% in the first six months of 2003 to 18.1 million metric tons (132.6 million barrels).

YUKOS continued to grow international sales in the second quarter of 2003, which increased year on year by 40.9% in the second quarter 2003 and reached 15.6 million metric tons (113.1 million barrels) of crude oil and oil products combined. In the first half of 2003 international sales were 29.2 million metric tons (213.2 million barrels) of crude oil and oil products combined.

The Company has revised its methodology of reporting the effect of changes in inventory balances on the consolidated statements of income to achieve a more accurate allocation of this effect between various cost items. This revision has led to reclassification of certain amounts among different cost items in the prior periods.

Operating expenses were USD 494 million in the second quarter of 2003 compared to USD 353 million in the same quarter of 2002 and USD 982 million in the first half of 2003 compared to USD 668 million in the first half of 2002. Higher operating expenses in the second quarter of 2003 were mainly a result of

higher production and refining volumes as well as higher per barrel costs. Average production lifting costs in the second quarter of 2003 were USD 1.49 per barrel of oil equivalent, 3.5% higher than the USD 1.44 recorded in the same period of 2002 primarily as a result of increases in certain production costs due to continued real appreciation of the Russian Ruble against U.S. Dollar, increases in electricity tariffs and in salary costs, accrual of 2003 annual bonuses not accrued in 2002 (USD 0.07 per barrel of oil equivalent), partly offset by a decrease in Veteran program expenses. In the second quarter of 2003 refining operating costs were USD 1.41 per barrel, 17.5% higher than in the same period of 2002 with most of the increase due to the consolidation of AB Mazeikiu Nafta. In the first half of 2003 production lifting costs were USD 1.47 per barrel of oil equivalent, compared to USD 1.38 per barrel of oil equivalent in the same period of 2002. In the first half of 2003 refining operating costs were USD 1.36 per barrel compared to USD 1.14 per barrel in the first half of 2002.

Distribution expenses were USD 593 million in the second quarter of 2003 compared to USD 322 million in the same quarter of 2002 and USD 1,047 million in the first half of 2003 compared to USD 616 million in the first half of 2002. This increase reflected significant growth of export volumes, transportation tariff increases and a higher share of rail and marine shipments in the transportation mix.

Selling, general and administrative expenses were USD 322 million in the second quarter of 2003 compared to USD 224 million in the same quarter of 2002 and USD 575 million un the first half of 2003 compared to USD 332 million in the first half of 2002 due to consolidation of costs of companies acquired in 2002 as well as increases in salaries, performance bonuses, contributions, social payments, advertising and legal expenses.

Taxes other than income tax amounted to USD 1,172 billion in the second quarter of 2003, which represents an increase of 84.3% or USD 536 million versus the corresponding period of 2002 primarily due to increases in the oil price-sensitive export duties and the unified production tax as well as increases in excise taxes. Additionally, taxes other than income tax increased as a result of the net effect of a change in inventory balances. Taxes other than income tax amounted to USD 2,179 billion in the first half of 2003, compared to USD 1,169 billion in the first half of 2002.

In the second quarter of 2003 YUKOS invested a total net amount of USD 403 million in its upstream development, in refinery upgrades and enhancement of its marketing capabilities compared to USD 298 million in the same period of 2002. Of these amounts, net capital expenditures in upstream in the second quarter of 2003 were USD 297 million and net downstream and other capital expenditures were USD 106 million, compared to USD 241 million and USD 57 million respectively in the same period of 2002. Separately, the Company made a first payment for the acquisition of 20 percent less one share of Sibneft of USD 1.25 billion in the second quarter of 2003.

In the first half of 2003 YUKOS invested a total net amount of USD 855 million in its upstream development, in refinery upgrades and enhancement of its marketing capabilities compared to USD 575 million in the same period of 2002. Of these amounts, net capital expenditures in upstream in the first half of 2003 were USD 639 million and net downstream and other capital expenditures were USD 216 million, compared to USD 443 million and USD 132 million respectively in the same period of 2002.

Cash, cash equivalents and marketable securities as of June 30, 2003 were USD 3.612 billion compared to USD 3.995 billion at December 31, 2002. Combined long-term and short-term debt was USD 471 million at June 30, 2003 compared to USD 499 million at the end of 2002.

The full set of financial statements and notes thereto as well as management's discussion and analysis of the second quarter and the first six months of 2003 results are available on the Company's web site www.yukos.com.

Condensed Consolidated Balance Sheets
(expressed in millions of US Dollars)

	June 30, 2003	December 31st, 2002
Current assets	7,513	7,232
Total assets	16,988	14,394
Current liabilities	1,794	1,704
Total liabilities	4,073	3,523
Minority interest	360	316
Total shareholders' equity	12,555	10,555

Condensed Consolidated Statement of Operations
(expressed in millions of US Dollars, except as indicated)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Sales and other operating revenues	3,825	2,562	7,723	4,571
Total operating costs and other deductions	(2,872)	(1,671)	(5,366)	(3,063)
Crude oil, petroleum and other products purchased	(125)	(20)	(251)	(69)
Operating expenses	(494)	(353)	(982)	(668)
Distribution expenses	(593)	(322)	(1,047)	(616)
Selling, general and administrative expenses	(322)	(224)	(575)	(332)
Depreciation, depletion and amortization	(124)	(92)	(238)	(168)
Taxes other than income tax	(1,172)	(636)	(2,179)	(1,169)
Write-offs of property and investments	(22)	(13)	(47)	(28)
Exploration expenses	(20)	(11)	(47)	(13)
Total other income, net	222	86	429	118
Total income tax expense	(226)	(218)	(565)	(416)
Minority interest	6	(1)	(10)	10
Cumulative effect of change in accounting principle, net of tax	-	-	11	-
Net income	955	758	2,222	1,220
Basic and diluted earnings per share (USD per share)	0.44	0.35	1.03	0.57

Condensed Consolidated Statement of Cash Flows
(expressed in millions of US Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Net income	955	758	2,222	1,220
Total of adjustments to reconcile net income to net cash provided by operating activities	58	195	206	380
Total changes in operational working capital, excluding cash and debt	(320)	(67)	(408)	(329)
Net cash provided by operating activities	693	886	2,020	1,271
Net cash used for investing activities	(705)	(945)	(1,501)	(1,590)
Net cash used for financing activities	(33)	(56)	(446)	(74)
Effect of foreign exchange on cash balances	21	(4)	26	(18)
Net change in cash and cash equivalents	(24)	(119)	99	(411)

Reconciliation of earnings before interest, tax, depreciation and amortization (EBITDA) to net income
(expressed in millions of US Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Net income	955	758	2,222	1,220
Income tax expense	226	218	565	416
Interest expense	14	7	30	15
Interest income	(81)	(67)	(153)	(133)
Depreciation, depletion and amortization	124	92	238	168
EBITDA	1,238	1,008	2,902	1,686

YUKOS disposes of certain non-core assets

Moscow, October 16, 2003 - YUKOS Oil Company announced today that YUKOS and/or its consolidated subsidiaries have divested all of their non-core equity holdings in Bank MENATEP St. Petersburg, TRUST Investment Bank and Kopeika Trading House Ltd.

The equity interests in Bank MENATEP St. Petersburg and TRUST Investment Bank were sold to IFA MENATEP, a party related to YUKOS' ultimate principal shareholder, Group MENATEP Limited, for a total consideration of approximately USD 115 million. In connection with this transaction YUKOS used an indicative valuation of the banks' assets prepared by an independent third party.

YUKOS' 50.5% interest in Kopeika Trading House Ltd. was sold to three legal entities unrelated to YUKOS for a total of USD 60 million.

YUKOS Oil Company arranges 1.6 billion loan.

Moscow, October 6, 2003 - YUKOS Oil Company has arranged a USD 1.6 billion export-secured term loan facility on identical terms and conditions to the USD 1 billion secured facility which YUKOS completed on 24 September 2003 with a group of international banks.

SG Corporate and Investment Banking is the Arranger of the USD 1.6 billion facility, which will not be syndicated. Group Menatep, the majority shareholder of YUKOS Oil Company, will provide financial support for the financing.

Sibneft Principal Shareholders and YUKOS Oil Company Finalize Merger Transaction

Moscow, October 3, 2003 - The principal shareholders of OAO Sibneft and YUKOS Oil Company have finalized the previously announced transaction creating YukosSibneft Oil Company, Russia 's largest oil and gas group.

'This unprecedented transaction was successfully completed in less than six months demonstrating the top professional skills of the joint management team," stated YUKOS CEO Mikhail Khodorkovsky. - "In the near future we will begin the process of making YukosSibneft a truly major player in the international energy market."

"With the completion of this transaction, YukosSibneft takes its place among the world's top energy companies. The speed with which we completed the principle steps in the merger process shows how well these two companies fit together, and we expect the resulting synergies will immediately translate into strong operational and financial performance," said Sibneft President Eugene Shvidler.

On October 2, 2003, YUKOS effected the final $1.25 billion payment for shares representing 20% minus one share of Sibneft's authorized capital. The total cash consideration for the Sibneft shares was $3 billion.

On October 3, 2003, YUKOS took ownership of 3 413 735 740 shares of Sibneft (equal to 72% plus 1 share of total authorized capital) in exchange for 702 397 159 shares (26.01%) of YUKOS Oil Company.

Both newly- and previously-issued stock of YUKOS Oil Company was used for the purpose of the share exchange with Sibneft. The total number of newly issued shares was 463 524 307 , including 6 481 placed as part of the pre-emptive right exercise and 463 517 826 shares placed under closed subscription among companies representing the principal shareholders of Sibneft. Following registration of a report with the Federal Commission on the Securities Market of the Russian Federation on the results of the new share issuance, there will be a total of 2 700 488 885 shares for the combined company.

On November 28, 2003, an extraordinary shareholders' meeting of YUKOS Oil Company will consider amendments to YUKOS' corporate Charter including the official name change to YukosSibneft Oil Company, as well as the election of a new Board of Directors and the approval of an interim dividend.

The revised draft of the Charter contemplates, among other things, the creation of a Management Board that will be responsible for the day-to-day operations of the company.

The proposed changes also cover internal policies & procedures, the number of Directors and the authorities of the Board of Directors.

Extraordinary general shareholders meeting of YUKOS Oil Company to be held on November 28, 2003

Moscow, September 25, 2003. - The Board of Directors of YUKOS Oil Company at a meeting held on September 25, 2003 approved calling an extraordinary general shareholders meeting on November 28, 2003.

The Board resolved to preliminarily include the following items on the agenda of the meeting:

1. Termination of the current Board of Directors and election of a new Board of Directors.
2. Approval of revisions to the Articles of Association.
3. Approval of a dividend for the first 9 months of 2003.

The date of record for shareholders eligible to participate in the meeting and receive an interim dividend for the first 9 months of 2003 was set at September 25, 2003.

Information about all issues on the final agenda for the meeting will be reviewed by the Board of Directors within the next several weeks and distributed to shareholders in November.

YUKOS Oil Company arranges USD 1.0 billion loan facility

September 24, 2003 - YUKOS Oil Company has arranged a USD 1.0 billion pre-export facility secured term loan through Citigroup, Commerzbank, Credit Lyonnais, Deutsche Bank, HSBC, ING and SG Corporate and Investment Banking (SG CIB). The loan is split into 2 tranches: a 3-year tranche and a 5-year tranche, and is secured by proceeds from crude oil deliveries.

"This is a landmark transaction for YUKOS and the Russian corporate finance market", said YUKOS CFO Bruce Misamore. "We view it as a very positive indication of the financial community's confidence in YUKOS' operational and financial prospects."

The lead arrangers have fully underwritten the loan, and the syndication of the loan will be launched soon. In the event of over-subscription, the facility may be increased.

SG CIB is the Co-ordinating Bank for the facility with Citigroup, HSBC and SG CIB acting as Joint Bookrunners. The Russian subsidiaries of Commerzbank, Credit Lyonnais and SG CIB are Deal Passport Banks.

YUKOS acquires 34% interest in Geoilbent

Moscow , September 17, 2003- YUKOS Oil Company has signed an agreement with Harvest Natural Resources, Inc. (Houston , USA) to acquire through a YUKOS subsidiary company a 34% interest in LLC Geoilbent. Geoilbent holds licenses for oil and gas properties in the Yamal Nenets area. The purchase price for the interest is $75 million including Geoilbent debts of $5.5 million owed to Harvest Natural Resources.

The acquisition of an interest in Geoilbent will significantly expand YUKOS' asset base in a new and promising area of YUKOS' operations - the Yamal Nenets autonomous district - stated the President of YUKOS Exploration & Production Yuri Beilin. - We are very pleased to be able to acquire the Geoilbent interest and to start to begin to realize the potential of increased development in the Yamal Nenets area'.

The YUKOS subsidiary company will also assume the commitments of Harvest Natural Resources Inc. under all agreements that guarantee the fulfillment by LLC Geoilbent of its obligations pursuant to a loan facility provided by the European Bank for Reconstruction and Development (EBRD). Geoilbent's outstanding balance under the loan facility is about $30 million.

Closing of the transaction is expected by the end of the year subject to consent from the Russian Ministry for Antimonopoly Policy and the EBRD.

LLC Geoilbent controls licenses for oil & gas properties in Yamal Nenets - Severo Gubkinsky, Urabor Yakhinsky, Vansko Namyssky, Uzhno Tarasovsky and Prisklonovy. In 2002 LLC Geoilbent produced 891 000 metric tons.

YUKOS' Board to consider payment of interim dividend

Moscow, September 16, 2003 - The Board of Directors of YUKOS Oil Company at its meeting scheduled for September 25, 2003 will consider, among other issues, convocation of an Extraordinary General Meeting of shareholders for the approval of an interim dividend. If the Board makes such a decision, the interim dividend for the first nine months of 2003 is expected to be payable to shareholders of record on September 25, 2003 . The record date for ADR holders will be separately established by Deutsche Bank, the depository bank for the ADR program.

A statement from YUKOS Oil Company

Moscow, 16 September 2003 - In light of the rumors that have been circulating concerning supposed negotiations with a number of foreign oil companies about the sale of an equity stake in YUKOS, the Company deems it necessary to make the following statement.

YUKOS Oil Company is always conducting negotiations with the world's leading energy corporations, about a broad range of possible joint business projects. However, at the present time, YUKOS has no written or verbal agreements to sell a substantial block of Company shares, nor is it aware of any such agreements signed by its shareholders.

The Company regards the rumors that have appeared to be speculation, and not in keeping with the principles of good-faith business practice. Since it is Company policy to not comment on rumors, YUKOS Oil Company will in the future neither confirm nor deny this kind of information.

YUKOS announces the results of share buyback and completion of pre-emptive rights exercise

Moscow, September 9, 2003 - YUKOS Oil Company ('YUKOS') today announced the results of the buyback of up to 10% of its shares carried out on behalf of YUKOS Oil Company by its wholly-owned subsidiary, ZAO Yukos-M. According to Trust Investment Bank acting as agent for the transaction the total number of shares tendered equals 1,994,252,613. According to the terms of the offer the shares will be bought on a pro rata basis applying a fixed coefficient of 11.217057% to the number of shares tendered. The final results of the share buy-back will be available following the settlement for the shares and re-registration of titles.

On July 7, 2003, YUKOS announced its intention to buy back through a wholly-owned subsidiary ZAO Yukos-M 223,696,457 of its shares at 505 rubles per share (which constitutes 10% of YUKOS' total shares). The offer to purchase the shares was made to shareholders of record as of July 4, 2003. The period for accepting applications from the YUKOS shareholders participating in the buyback expired on September 5th, 2003 (additional information concerning the buyback offer including the payment deadlines is available on the official website of TRUST Bank www.trust.ru).

Transfer forms indicating the number of shares allocated to each shareholder participating in the buyback were distributed on September 8, 2003. ADR holders will receive an appropriate notice from Deutsche Bank, the depositary for the ADR program.

Also, on September 8, 2003, YUKOS completed the placement of its shares to shareholders exercising their pre-emptive right to participate in the new share issue of up to 1 billion shares. A total of 6,439 shares were placed at the pre-emption price of RUR 502.53 per share.

As announced earlier, the buy-back of up to 10% of the shares and placement of new shares constitute a part of a series of corporate actions with a view to complete YUKOS/ Sibneft merger by the end of the current year.

Начальнику Управления
международной информации
Х. Эрикссену

исх.№ 240-1469
от 12.04.2004

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YUKOS Oil Company
U.S. GAAP Interim Condensed Consolidated Financial Statements
September 30, 2003

YUKOS Oil Company

Interim Condensed Consolidated Balance Sheets (UNAUDITED)

(expressed in millions of U.S. Dollars, except as indicated)

	Notes	September 30, 2003	December 31, 2002
Assets			
Cash and cash equivalents	2	1,579	982
Cash and cash equivalents deposited with equity investees	2	714	665
Marketable securities and other short-term investments	3	917	2,348
Accounts and notes receivable, net	4	2,844	2,446
Inventories	5	543	541
Current deferred income tax asset and other current assets		317	250
Total current assets		6,914	7,232
Equity investees and long-term investments at cost	13	3,670	446
Property, plant and equipment, net		7,329	6,116
Deferred income tax asset		123	107
Other long-term assets		478	493
Total assets		18,514	14,394
Liabilities and Shareholders' Equity			
Short-term debt and current portion of long-term debt		128	121
Trade accounts and notes payable		488	502
Other accounts payable and accrued liabilities	7	3,257	664
Taxes payable	8	572	392
Current deferred income tax liability		20	25
Total current liabilities		4,465	1,704
Long-term debt	9	1,499	378
Deferred income tax liability		1,523	1,121
Other long-term liabilities		543	320
Total liabilities		8,030	3,523
Minority interest		350	316
Ordinary shares (authorized and issued at September 30, 2003 and December 31, 2002 – 2,237 million shares; nominal value – RR 0.004 per share)		9	9
Additional paid in capital		991	934
Retained earnings		12,847	9,599
Accumulated other comprehensive income (net of income tax expense of USD 7 and of USD 6 at September 30, 2003 and December 31, 2002, respectively)		95	117
Ordinary shares held in treasury, at cost (September 30, 2003 – 302 million shares; December 31, 2002 – 81 million shares)		(3,808)	(104)
Total shareholders' equity		10,134	10,555
Commitments and contingent liabilities	11	-	-
Total liabilities and shareholders' equity		18,514	14,394

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company
Interim Condensed Consolidated Statements of Income (UNAUDITED)
(expressed in millions of U.S. Dollars, except as indicated)

	Notes	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Sales and other operating revenues (including excise tax)	8, 12	4,476	3,378	12,199	7,949
Operating costs and other deductions					
Crude oil, petroleum and other products purchased		115	121	366	190
Operating expenses		566	356	1,548	1,024
Distribution expenses		605	452	1,652	1,068
Selling, general and administrative expenses		337	207	912	539
Depreciation, depletion and amortization		153	131	391	299
Taxes other than income tax	8	1,243	856	3,422	2,025
Write-offs of property and investments		4	7	51	35
Exploration expenses		10	8	57	21
Total operating costs and other deductions		3,033	2,138	8,399	5,201
Other income (expenses)					
Realized gains on marketable securities, net		86	37	155	41
Income (loss) from equity affiliates		19	(6)	42	2
Other income (loss), net		(1)	14	88	37
Interest income		67	114	220	247
Interest expense		(15)	(20)	(45)	(35)
Exchange gain (loss), net		(27)	(44)	98	(79)
Total other income, net		129	95	558	213
Income before income tax, minority interest and cumulative effect of change in accounting principle, net of tax		1,572	1,335	4,358	2,961
Income tax					
Current income tax expense	8	115	186	473	385
Deferred income tax expense		133	305	340	522
Total income tax expense		248	491	813	907
Income before minority interest and cumulative effect of change in accounting principle, net of tax		1,324	844	3,545	2,054
Minority interest		-	6	(10)	16
Cumulative effect of change in accounting principle, net of tax	1	-	-	11	-
Net income		1,324	850	3,546	2,070
Basic and diluted earnings per share before cumulative effect of change in accounting principle (USD per share)		0.62	0.39	1.64	0.96
Cumulative effect of change in accounting principle, net of tax (USD per share)		-	-	0.01	-
Basic and diluted earnings per share (USD per share)		0.62	0.39	1.65	0.96
Weighted-average shares outstanding (millions of shares)	10				
Basic		2,140	2,155	2,150	2,153
Diluted		2,150	2,163	2,159	2,161

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company

Interim Condensed Consolidated Statements of Cash Flows (UNAUDITED)

(expressed in millions of U.S. Dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Operating activities				
Net income	1,324	850	3,546	2,070
Total of adjustments to reconcile net income to net cash provided by operating activities, excluding changes in working capital	201	470	407	850
Total changes in operational working capital, excluding cash and debt	301	(355)	(107)	(684)
Net cash provided by operating activities	1,826	965	3,846	2,236
Investing activities				
Net additions to property, plant and equipment	(388)	(374)	(1,243)	(949)
Net proceeds from sales (purchases) of long-term investments, including additional shares of subsidiaries and advances to investment dealers	(131)	73	(140)	(926)
Payments for Sibneft acquisition	(500)	-	(1,750)	-
Net proceeds from sales (purchases) of available-for-sale marketable securities and other short-term investments	943	(185)	1,608	(201)
Other	8	(7)	(44)	(7)
Net cash used for investing activities	(68)	(493)	(1,569)	(2,083)
Financing activities				
Net proceeds from (repayments of) short-term debt	28	34	(3)	33
Net proceeds from (repayments of) long-term debt	1,142	(2)	1,128	(17)
Net cash from (used for) treasury shares transactions	(2,080)	8	(2,088)	14
Dividends paid	(295)	(272)	(679)	(278)
Return of proceeds on share emission	-	-	-	(60)
Other	9	-	-	-
Net cash used for financing activities	(1,196)	(232)	(1,642)	(308)
Effect of foreign exchange on cash balances	(15)	(9)	11	(25)
Net change in cash and cash equivalents	547	231	646	(180)
Cash and cash equivalents at beginning of period	1,746	998	1,647	1,409
Cash and cash equivalents at end of period	2,293	1,229	2,293	1,229

YUKOS Oil Company

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity and of Comprehensive Income (UNAUDITED)

(expressed in millions of U.S. Dollars, except as indicated)

	Number of ordinary shares issued (millions)	Ordinary shares	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Ordinary shares held in treasury	Total shareholders' equity
Balance at December 31, 2002	2,237	9	934	9,599	117	(104)	10,555
Net income	-	-	-	1,267	-	-	1,267
Other comprehensive income	-	-	-	-	41	-	41
Purchases of treasury shares	-	-	-	-	-	(17)	(17)
Sales of treasury shares	-	-	3	-	-	2	5
Stock-based compensation plans	-	-	8	-	-	-	8
Balance at March 31, 2003	2,237	9	945	10,866	158	(119)	11,859
Net income	-	-	-	955	-	-	955
Other comprehensive income	-	-	-	-	27	-	27
Purchases of treasury shares	-	-	-	-	-	(1)	(1)
Sales of treasury shares	-	-	5	-	-	-	5
Stock-based compensation plans	-	-	8	-	-	-	8
Dividends declared	-	-	-	(298)	-	-	(298)
Balance at June 30, 2003	2,237	9	958	11,523	185	(120)	12,555
Net income	-	-	-	1,324	-	-	1,324
Other comprehensive income	-	-	-	-	(90)	-	(90)
Purchases of treasury shares	-	-	-	-	-	(3,692)	(3,692)
Sales of treasury shares	-	-	23	-	-	4	27
Stock-based compensation plans	-	-	10	-	-	-	10
Balance at September 30, 2003	2,237	9	991	12,847	95	(3,808)	10,134

Comprehensive income for the three- and nine-month periods ended September 30, 2003 and 2002 was as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Net income	1,324	850	3,546	2,070
Other comprehensive income				
Change in net unrealized gains on securities	(90)	(104)	(24)	41
Foreign currency translation adjustment	-	31	2	4
Total other comprehensive income	(90)	(73)	(22)	45
Total comprehensive income	1,234	777	3,524	2,115

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 1: Basis of Interim Condensed Consolidated Financial Statement Preparation

These unaudited interim condensed consolidated financial statements should be read in conjunction with the YUKOS Oil Company audited consolidated financial statements as of and for the year ended December 31, 2002. The December 31, 2002 condensed consolidated balance sheet data has been derived from audited financial statements, however, since it is presented on a condensed basis it does not include all the disclosures required by accounting principles generally accepted in the United States of America for annual financial statements.

YUKOS Oil Company and its subsidiaries and associates (the "Company") are a vertically integrated group of companies.

In the opinion of the Company's management, the information furnished herein reflects all known accruals and adjustments necessary for a fair statement of the results for the periods reported herein. All such adjustments are of a normal recurring nature, except for the cumulative effect of changes in accounting principles, as described further below. These interim condensed consolidated financial statements contain disclosure of significant subsequent events as of the date these statements were finalized, January 26, 2004. The financial results of the periods reported herein are not necessarily indicative of future financial results.

Currency exchange rates. The following summarizes the end of period exchange rates of the Russian Ruble ("RR") to the U.S. Dollar ("USD") for the dates presented:

Russian Rubles per U.S. Dollar	2001	2002	2003
March 31,	-	31.12	31.38
June 30,	-	31.45	30.35
September 30,	-	31.64	30.61
December 31,	30.14	31.78	-

Accounting changes. Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

SFAS 143 differs in several significant respects from the previous accounting employed by the Company. Prior to the adoption of SFAS 143, the Company accrued site restoration costs on an undiscounted basis using the units-of-production method of accounting. As of December 31, 2002, USD 199 million had been accrued and included in accumulated depletion, depreciation and amortization.

Under SFAS 143, the Company recognizes a liability for the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred, and capitalizes the associated asset retirement cost. In periods subsequent to initial measurement, the Company recognizes period-to-period changes in the liability for an ARO resulting from (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Certain downstream long-lived assets, principally refineries, generally have indeterminate settlement dates for asset retirement since the Company currently plans to operate such assets in perpetuity. Therefore, asset retirement obligations were not recognized for these assets, but may be in the future if and when such circumstances change.

The cumulative effect of this change in accounting principle was a credit to income of USD 11 million, net of tax, which was reflected in the Company's interim condensed consolidated statement of income for the nine months ended September 30, 2003. The effect of adoption resulted in increases in property, plant and equipment, long-term liabilities and deferred tax assets of USD 229 million, USD 222 million and USD 4 million, respectively.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 1: Basis of Interim Condensed Consolidated Financial Statement Preparation (Continued)

Recent accounting pronouncements. In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 amended Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, and established standards for determining under what circumstances a variable interest entity ("VIE") should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003 the FASB revised certain implementation provisions of FIN 46. The revised interpretation ("FIN 46R") substantially retained the requirements of immediate application of FIN 46 to VIEs created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity ("SPE"), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not a SPE. Management does not expect the adoption of FIN 46R will have a significant impact on the financial position or results of operations of the Company.

Reclassifications. Certain comparative figures have been reclassified to conform to current period presentation.

Note 2: Cash and Cash Equivalents

The interim condensed consolidated statements of cash flows provide information about changes in cash and cash equivalents. At September 30, 2003 and December 31, 2002, cash and cash equivalents comprised the following:

	September 30, 2003	December 31, 2002
U.S. Dollar bank deposits	2,027	1,310
Russian Ruble bank deposits (RR 7,800 million and RR 10,318 million at September 30, 2003 and December 31, 2002, respectively)	255	325
Russian Ruble certificates of deposit (RR 269 million and RR 259 million at September 30, 2003 and December 31, 2002, respectively)	9	8
Russian Ruble bank promissory notes (RR 63 million and RR 141 million at September 30, 2003 and December 31, 2002, respectively)	2	4
	2,293	1,647
Less: cash and cash equivalents at Trust Investment Bank (former Trust and Investment Bank) and Bank MENATEP Saint Petersburg	(714)	(665)
Total cash and cash equivalents	1,579	982

Cash and cash equivalents at the Company's former equity investees, Trust Investment Bank and Bank MENATEP Saint Petersburg ("the Banks"), include bank deposits at, promissory notes of, and certificates of deposit at the Banks. The Company's balances at the Banks comprise a substantial portion of the Banks' total deposits. In October 2003, the Company sold its equity interests in the Banks, see Note 6.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 3: Marketable Securities and Other Short-Term Investments

	September 30, 2003	December 31, 2002
Marketable securities	799	1,752
Other short-term investments	118	596
Total marketable securities and other short-term investments	917	2,348

Substantially all marketable securities held by the Company are classified as available-for-sale. The Company invests primarily in the Russian securities markets. Unrealized gains and losses, net of related income taxes, for available-for-sale securities are included in accumulated other comprehensive income within shareholders' equity. Realized gains and losses are included in income on a current basis. Details of the net carrying amounts, net unrealized holding gains and losses, and fair values of marketable securities at September 30, 2003 and December 31, 2002 are as follows:

	Net carrying amount	Net unrealized holding gains (losses)	Fair value
Bonds and other Russian government securities	326	60	386
Corporate debt securities	358	11	369
Equity securities	24	20	44
Total marketable securities at September 30, 2003	708	91	799
Bonds and other Russian government securities	1,029	113	1,142
Corporate debt securities	442	7	449
Equity securities	167	(6)	161
Total marketable securities at December 31, 2002	1,638	114	1,752

Note 4: Accounts and Notes Receivable, Net

	September 30, 2003	December 31, 2002
Prepaid and recoverable value-added and other taxes	1,259	964
Trade accounts receivable (net of allowances for doubtful accounts of USD 40 million and USD 41 million at September 30, 2003 and December 31, 2002, respectively)	970	912
Advances to suppliers (net of allowances for doubtful accounts of USD 3 million and USD 1 million at September 30, 2003 and December 31, 2002, respectively)	421	300
Promissory notes receivable	2	23
Other receivables (net of allowances for doubtful accounts of USD 7 million and USD 11 million at September 30, 2003 and December 31, 2002, respectively)	192	247
Total accounts receivable, net	2,844	2,446

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 5: Inventories

	September 30, 2003	December 31, 2002
Crude oil and petroleum products	233	298
Materials and supplies	310	243
Total inventories	543	541

Note 6: Recent Acquisitions and Disposals

Sale of subsidiaries involved in the Zapadno-Malobalykskoe oilfield. In March 2003, the Company sold a 50 percent stake in its subsidiary holding the license and an equal stake in the company holding development and service rights for the Zapadno-Malobalykskoe oilfield located in Western Siberia ("ZMB") to the Hungarian petroleum company MOL for USD 100 million, recognizing a pretax gain of USD 70 million on the disposal of the shares of the subsidiaries. As of December 31, 2002, ZMB's proved oil reserves were 40 million barrels. Following the sales, the Company is accounting for its investment in these companies using the equity method.

Sale of assets of John Brown Hydrocarbons Limited. In May 2003, the Company sold certain principal assets previously held by John Brown Hydrocarbons Limited for USD 30.6 million, recognizing a pretax loss of USD 2 million on the disposal, subject to certain adjustments.

Acquisition of OOO Geoilbent. In September 2003, the Company, through a subsidiary, acquired a 34 percent interest in OOO Geoilbent ("Geoilbent"), a holder of exploration and development licenses for a number of oil and gas fields located in Western Siberia. The purchase price for the interest was USD 75 million. The Company acquired its interest in Geoilbent to further strengthen its position as a significant producer of crude oil in the Russian Federation.

Sale of equity interests in the Banks, subsequent to September 30, 2003. In October 2003, the Company sold its equity interests in the Banks to IFA MENATEP, a party related to the Company's principal shareholder, Group MENATEP Limited, for USD 115 million. The carrying value of the investment in the Banks at the time of the sale was USD 107 million. As the sale was to a party under common control, the result of the transaction was credited to additional paid-in capital. The Company and its Board of Directors received and reviewed an Indicative Valuation Report provided by an independent internationally-recognized investment bank prior to the sale of the interests.

Sale of Kopeika Trading House, subsequent to September 30, 2003. In October 2003, the Company sold its controlling interests in the Kopeika Trading House, a domestic retail chain, for USD 60 million, recognizing a pretax gain of USD 13 million on the disposal. The operations of Kopeika were not significant to the Company's operations representing approximately 1 percent of revenue.

Note 7: Other Accounts Payable and Accrued Liabilities

	September 30, 2003	December 31, 2002
Dividends payable	12	402
Advances from customers	66	54
Salaries and wages payable	138	64
Payable for Sibneft acquisition (Note 13)	1,250	-
Payable for treasury shares acquisition (Note 13)	1,610	-
Other	181	144
Total other accounts payable and accrued liabilities	3,257	664

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 8: Taxes

Taxes other than income tax. Taxes other than income tax included in the interim condensed consolidated statements of income for the three- and nine-month periods ended September 30, 2003 and 2002 were as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Export duties	399	261	1,261	558
Unified production tax	539	427	1,524	1,002
Excise tax	197	104	484	286
Road users tax	-	36	-	92
Property tax	21	17	44	47
Tax penalties and interest	58	6	59	12
Other	29	5	50	28
Total taxes other than income tax	1,243	856	3,422	2,025

Taxes payable at September 30, 2003 and December 31, 2002 were as follows:

	September 30, 2003	December 31, 2002
Value-added tax	145	140
Income tax	44	8
Tax penalties and interest	51	7
Excise	76	105
Road users tax	23	38
Property tax	13	8
Unified production tax	162	21
Other	58	65
Total taxes payable	572	392

At September 30, 2003 and December 31, 2002, USD 93 million and USD 91 million, respectively, of value-added tax payable represent deferred amounts, which are due upon settlement of the related receivable balances.

Effective income tax rates. Factors that have reduced our effective tax rate for the nine months ended September 30, 2003 as compared to the nine-month period ended September 30, 2002, included a reduction in the rate accrued on unremitted earnings of certain consolidated subsidiaries offset by expenses that were not deductible for Russian tax purposes.

We provide for taxes on unremitted earnings of our subsidiaries that are payable upon distribution to the parent company through our existing legal structure if the retained earnings of our subsidiaries are not considered permanently invested. We continuously assess possible methods of transferring the earnings to YUKOS Oil Company and adjust this provision accordingly. Such taxes are recognized at enacted rates corresponding to the method we intend to utilize to distribute or transfer the unremitted earnings to YUKOS Oil Company.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 8: Taxes (continued)

In the fourth quarter of 2002, management revised its estimate of the applicable tax rates associated with the expected remittance of earnings from certain subsidiaries. In conjunction with completion of a tax restructuring, the effective tax rate on the remittance from such subsidiaries has been reduced by 5 percent. Accordingly the rate applied in the three- and nine-month periods ended September 30, 2003 was approximately 5 percent lower than that applied in the same periods of 2002.

The maximum enacted statutory income tax rate in Russia during 2002, 2003 and 2004 is 24 percent. Due to recent changes in Russian tax legislation, effective January 1, 2004, the maximum regional income tax incentives were reduced from 18 percent to 4 percent.

Note 9: Long-Term Debt

Long-term debt was as follows:

	September 30, 2003	December 31, 2002
Ministry of Finance/ International Bank for Reconstruction and Development	32	43
Government of the Republic of Lithuania	289	289
Other Mazeikiu Nafta	150	-
Syndicated loan	1,000	-
Other long-term borrowings	72	104
Less: current portion of long-term debt	(44)	(58)
Total long-term debt	1,499	378

Ministry of Finance/ International Bank for Reconstruction and Development. At September 30, 2003, and December 31, 2002, the Company had outstanding obligations to the Ministry of Finance of the Russian Federation and to the International Bank for Reconstruction and Development arising from borrowing agreement entered into by one of its subsidiary. At September 30, 2003, the interest rate was 4.8 percent per annum.

Government of the Republic of Lithuania. At September 30, 2003, and December 31, 2002, one of the Company's subsidiaries Mazeikiu Nafta had a U.S. Dollar-denominated loan agreement totaling USD 289 million outstanding from the Government of the Republic of Lithuania. The debt is payable in equal semiannual installments from December 2009 to July 2013 and bears interest at 10 percent per annum until July 2003, 8 percent per annum starting from July 2003 until the end of March 2004 and 7 percent per annum afterwards.

Other Mazeikiu Nafta. In July 2003, the Company sold to Vilniaus Bankas and Vereins-und Westbank, Vilnius branch USD 150 million of loans payable by its subsidiary Mazeikiu Nafta for USD 150 million. These loans had been acquired by the Company during its acquisition of Mazeikiu Nafta in 2002. The debt is payable in installments from August 2009 to July 2013, and bears interest at LIBOR plus 1.1 percent. The loan is guaranteed by the Lithuanian Government. The sale of these loans is reflected within net proceeds from (repayments of) long-term debt within the Interim Condensed Consolidated Statement of Cash Flows.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 9: Long-Term Debt (Continued)

Syndicated loan. In September 2003, the Company completed a pre-export facility term loan agreement with Citigroup, Commerzbank, Crédit Lyonnais, Deutsche Bank, HSBC, ING and Societe Generale for USD 1 billion. The loan is syndicated and is split into two tranches: a three year tranche and a five year tranche. The facility is secured by proceeds from crude oil deliveries. The interest rate on the loan is 1.5 percent over LIBOR for the three year tranche, 1.75 percent over LIBOR for the five year tranche during the first three years and 2.0 percent over LIBOR thereafter. The annual interest rate for the five year tranche will be reduced by 0.25 percent if and when the Company's long-term foreign currency credit rating reaches BBB- (rated by Standard&Poor's) or Baa3 (rated by Moody's). The terms of the loan agreement include a material adverse change clause and requirements to maintain a debt to equity ratio and comply with other financial and non-financial covenants.

Financing received subsequent to September 30, 2003. In September 2003, the Company entered into a pre-export facility term loan agreement with Societe Generale for USD 1.6 billion on virtually identical terms and conditions to the USD 1 billion secured facility discussed above. The loan proceeds were received by the Company in October 2003. The loan was not syndicated. Group MENATEP Limited, the principal beneficial shareholder of YUKOS Oil Company, provided financial support for the amount of the financing.

Aggregate maturities of long-term debt outstanding at September 30, 2003 were as follows:

For the year ended December 31,	
2004	113
2005	389
2006	322
2007	132
Thereafter	542
Total long-term debt	1,499

Note 10: Earnings Per Share

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Weighted-average shares outstanding – basic earnings per share	2,140	2,155	2,150	2,153
Add: incremental shares from assumed conversions of				
Stock options	2	4	2	4
Conditional stock	8	4	7	4
Weighted-average shares outstanding – diluted earnings per share	2,150	2,163	2,159	2,161

Note 11: Commitments and Contingent Liabilities

Operating environment. While there have been improvements in the economic situation in the Russian Federation in recent years, it continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Taxation. Russian tax legislation is subject to varying interpretations and periodic changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, certain transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation and tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

Charges against the Company's principal shareholders. On October 25, 2003 Russian authorities detained Mikhail B. Khodorkovsky, Chairman of the Executive Committee of the Board of Directors, a member of the Company's management and a holder of a significant beneficial interest in the Company, on charges of fraud and tax evasion. Following his detention, Mr Khodorkovsky resigned from his position with the Company. Certain other principal beneficial shareholders of the Company have also been charged with various offenses or arrest warrants have been issued. At this time management is unable to determine whether any charges and allegations against any of its principal beneficial shareholders may result in any effect on the Company and its financial statements.

Act of tax audit. In December 2003, the Ministry of Taxes and Levies elected to reassess the results of the previously completed audit of YUKOS Oil Company for the fiscal year ended December 31, 2000 and issued an Act of the Tax Audit (the "Act"). The Act challenges certain transactions and asserts the YUKOS Oil Company owes additional taxes, penalties and fines amounting to USD 3.3 billion (RR 98 billion). Management, after consultations with outside advisors, believes the allegations presented in the Act conflict with various provisions of the Tax Code; that the Company has complied with the Russian tax legislation and that it owes no additional tax liability. The Company intends to vigorously defend its position. Management has submitted its objections concerning the allegations contained in the Act to the Tax Ministry. This case is in an early stage and therefore the management is unable to determine whether the resolution of this issue will have a material adverse impact on the Company's financial position, results of operations or liquidity.

Oilfield licenses. The Company's subsidiaries are subject to periodic reviews of their activities by governmental authorities with respect to the requirements of their oilfield licenses. When areas of noncompliance are identified the Company communicates with these authorities by delivering its objections or explanations where appropriate.

Recently certain of Company's subsidiaries have been subjected to extensive reviews of their oilfield licenses by governmental authorities. These reviews have not been completed. Accordingly, management is unable to determine the financial impact, if any, that may result from the resolution of this contingency. Under applicable subsoil legislation failure to comply with material terms of a license could result in fines, penalties or license limitation, suspension or revocation.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 11: Commitments and Contingent Liabilities (continued)

Environmental liabilities. The Company and its predecessor entities have operated in the Russian Federation for many years and certain environmental problems have developed. Environmental regulations and their enforcement are continually being considered by government authorities and the Company periodically evaluates the nature of its obligations related thereto. As obligations are determined, they are provided for over the estimated remaining lives of the related oil and gas reserves, or recognized immediately, depending on their nature. The existence of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under existing legislation, management believes, there are no liabilities that would have a material adverse effect on the financial position, operating results or liquidity of the Company, and that have not been accrued in the interim condensed consolidated financial statements.

Legal contingencies. The Company is the named defendant in a number of lawsuits as well as a named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or liquidity of the Company.

Note 12: Segment Information

The Company's business activities are conducted predominantly through two major business segments: Exploration and Production, and Refining and Marketing. These segments were determined based on the way that management organizes and reports on the segments within the Company for making operating decisions and assessing performance.

Operating segment information for the three months ended September 30, 2003 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segments revenues	Total
Sales and other operating revenues					
International sales – crude oil	-	2,145	-	-	2,145
International sales – oil products	-	1,228	-	-	1,228
Domestic sales – crude oil	9	1	-	-	10
Domestic sales – oil products	8	928	-	-	936
Other	49	74	34	-	157
Intersegment revenues	861	3	4	(868)	-
Total sales and other operating revenues	927	4,379	38	(868)	4,476
Segment net income	(176)	1,685	(185)	-	1,324
Additions to property, plant and equipment	287	69	27	-	383

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 12: Segment Information (continued)

Operating segment information for the three months ended September 30, 2002 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segment revenues	Total
Sales and other operating revenues					
International sales – crude oil	-	1,898	-	-	1,898
International sales – oil products	-	544	-	-	544
Domestic sales – crude oil	-	3	-	-	3
Domestic sales – oil products	-	792	-	-	792
Other	68	37	36	-	141
Intersegment revenues	698	12	4	(714)	-
Total sales and other operating revenues	766	3,286	40	(714)	3,378
Segment net income (loss)	(205)	1,230	(175)	-	850
Additions to property, plant and equipment	229	77	94	-	400

Operating segment information for the nine months ended September 30, 2003 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segments revenues	Total
Sales and other operating revenues					
International sales – crude oil	-	6,098	-	-	6,098
International sales – oil products	-	3,141	-	-	3,141
Domestic sales – crude oil	15	6	-	-	21
Domestic sales – oil products	13	2,364	-	-	2,377
Other	260	216	86	-	562
Intersegment revenues	2,557	25	28	(2,610)	-
Total sales and other operating revenues	2,845	11,850	114	(2,610)	12,199
Segment net income (loss)	(249)	4,064	(269)	-	3,546
Additions to property, plant and equipment	937	235	92	-	1,264

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 12: Segment Information (continued)

Operating segment information for the nine months ended September 30, 2002 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segment revenues	Total
Sales and other operating revenues					
International sales – crude oil	1	4,355	-	-	4,356
International sales – oil products	-	1,327	-	-	1,327
Domestic sales – crude oil	6	60	-	-	66
Domestic sales – oil products	2	1,886	-	-	1,888
Other	207	67	38	-	312
Intersegment revenues	1,581	34	12	(1,627)	-
Total sales and other operating revenues	1,797	7,729	50	(1,627)	7,949
Segment net income (loss)	(438)	3,003	(495)	-	2,070
Additions to property, plant and equipment	672	164	139	-	975

Note 13: Subsequent Events

Sibneft. In October 2003, the Company completed its acquisition of 92 percent of the voting shares of Sibneft for approximately USD 13.8 billion, subject to certain adjustments. The total consideration included USD 3 billion cash and 702.4 million of Company ordinary shares. The acquisition was undertaken to strengthen the Company's competitive advantages by providing a larger production and reserve base and creating an enhanced platform for further growth.

In August 2003 the Company acquired 20 percent minus one share of Sibneft's outstanding shares. This investment is accounted for at cost and included in equity investees and long-term investments in the Company's Interim Condensed Consolidated Balance Sheet as of September 30, 2003. In May and August 2003, the Company made two cash payments of USD 1.25 billion and USD 500 million, respectively, related to this acquisition. A remaining USD 1.25 billion payable is recorded within other accounts payable and accrued liabilities in the Company's Interim Condensed Consolidated Balance Sheet as of September 30, 2003. The Company fully paid this remaining amount in cash in October 2003.

To complete the transaction the Company purchased 223.2 million treasury shares in September 2003 through an open tender at RR 505 per share (USD 3.69 billion). Of this amount USD 2.08 billion was paid in September 2003 with the remaining USD 1.61 billion recorded within other accounts payable and accrued liabilities in the Company's Interim Condensed Consolidated Balance Sheet as of September 30, 2003. The Company fully paid this remaining amount in cash in October 2003.

In October 2003 the Company exchanged 238.9 million treasury shares (including shares repurchased through the open tender discussed above) and issued 463.5 million new shares to the selling shareholders of Sibneft for 72 percent plus one share of Sibneft's outstanding shares. The 702.4 million shares provided to the selling shareholders of Sibneft is 26.01 percent of the Company's issued ordinary shares.

In November 2003 the Company's principal shareholder group was approached by the former principal shareholder group of Sibneft with a request to conduct negotiations on a possible repurchase of 92 percent of Sibneft's shares from the Company. At the request of the Company's principal shareholder group the Company's management has conducted preliminary negotiations with representatives of the former Sibneft principal shareholder group and currently is continuing these negotiations to determine whether an acceptable agreement can be reached.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 13: Subsequent Events (continued)

A Sibneft Extraordinary General Shareholders Meeting held on December 16, 2003 was attended by representatives of the former principal shareholders of Sibneft. These representatives were entitled by a power of attorney to vote the Company's shares and they were irrevocably instructed by the Company to vote at the meeting to comply with provisions of the agreements signed before the completion of the Sibneft acquisition. However, the voting ballot was inexplicably not accounted for at the Sibneft meeting. Accordingly, because of the absence of a quorum, proposed amendments to Sibneft's corporate charter were not approved. The Company did not participate in another Sibneft Extraordinary General Shareholders' Meeting scheduled to elect a new Board of Directors on December 30, 2003 on the grounds that nominations for Sibneft's new Board of Directors proposed by the Company were not included in the voting materials distributed by Sibneft. As a result, the Extraordinary General Shareholders' Meeting of Sibneft did not proceed on December 30, 2003 due to the absence of a quorum.

Until and unless an acceptable agreement on a possible repurchase transaction is reached and approved by the Company's Board of Directors and shareholders, the Company will continue to adhere to the terms and conditions of existing agreements and exercise its rights as the owner of 92 percent of Sibneft. In particular, the Company has demanded that a Sibneft Extraordinary Shareholders' Meeting be called to consider election of a new Board of Directors and acceptance of the amendments to Sibneft's corporate charter. Sibneft has called a Sibneft Extraordinary General Shareholders' Meeting for March 28, 2004.

The acquisition of Sibneft will be accounted for using the purchase method of accounting. No goodwill is expected to be recognized in the purchase price allocation. The Company currently intends that the results of operations of Sibneft will be included in the Company's consolidated financial statements starting October 2003.

Interim dividend. In November 2003, the Company's Extraordinary Shareholders Meeting approved an interim dividend of RR 26.78 per share (USD 0.90 per share at November 28, 2003 exchange rate) to be paid to all shareholders of record as of September 25, 2003.